Our Ref.: CS/L90-08

RECEIVED

2008 OCT 27 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

October 23, 2008

Mr. Elliot Staffin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

08005579

PROCESSED
OCT 27 2008
THOMSON REUTERS

SUPPL

Dear Sirs,

Alibaba.com Limited
Submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
File no. 82-35131

We enclose herewith the following information referred to in Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), namely, information that Alibaba.com Limited (the "Company") (i) has made or is required to make public pursuant to the laws of the Cayman Islands; or (ii) has filed or is required to file with the Hong Kong Stock Exchange, and which was made public by the Hong Stock Exchange; or (iii) has distributed or is required to distribute to its security holders.

1. Notice of board meeting dated August 8, 2008;
2. Announcement dated August 27, 2008 in respect of interim results for the six months ended June 30, 2008;
3. Interim Report 2008;
4. Letter to new shareholders dated September 18, 2008 in respect of election of language and means of receipt of corporate communications;
5. Letter to existing shareholders dated September 18, 2008 in respect of election of language and means of receipt of corporate communications;
6. Notification of publication of 2008 interim report on the Company's website dated September 18, 2008;
7. Change Request Form for election of language and means of receipt of corporate communications; and
8. Reply Form for election of language and means of receipt of corporate communications.

This information is being furnished pursuant to Rule 12g3-2(b) under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please feel free to contact the undersigned by telephone : 852-2215 5199 or by email : elsawong@hk.alibaba-inc.com, or our Ms. Lanna Ng, telephone : 852- 2215 5194 or email : lannang@hk.alibaba-inc.com.

Yours faithfully,
For and on behalf of
ALIBABA.COM LIMITED

Elsa Wong
Company Secretary

Encls.

c.c. Mr. Henry Li, Sullivan & Cromwell LLP (w/o enclosures)

EW/LN/MC

Alibaba.com
阿里巴巴

ALIBABA.COM LIMITED
阿里巴巴網絡有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 1688)

NOTICE OF BOARD MEETING

The board of directors of Alibaba.com Limited announces that a meeting of our board will be held on Wednesday, August 27, 2008 for the purpose of, among other matters, reviewing and approving the interim results of our company and subsidiaries for the six months ended June 30, 2008 and the announcement thereof, and considering the payment of an interim dividend, if any.

On behalf of the Board
MA Yun, Jack
Chairman

Hong Kong, August 8, 2008

As at the date of this announcement, the composition of our board is as follows:

Chairman and Non-executive Director
MA Yun, Jack

Executive Directors
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

Non-executive Directors
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

Independent Non-executive Directors
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter



ALIBABA.COM LIMITED
阿里巴巴網絡有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 1688)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2008

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Six months ended June 30,		
	2008	**2007**	**Change**
Revenue (RMB million)	**1,415.2**	957.7	**+47.8%**
Profit attributable to equity owners (RMB million)	**697.2**	295.2	**+136.2%**
Earnings per share, basic (HK$)	**15.24 cents**	6.18 cents	**+146.6%**
Earnings per share, diluted (HK$)	**15.23 cents**	6.18 cents	**+146.4%**
Registered users	**32,523,290**	**24,554,913**	**+32.5%**
International marketplace	5,614,887	3,621,623	+55.0%
China marketplace	26,908,403	20,933,290	+28.5%
Storefronts	**3,770,614**	**2,447,309**	**+54.1%**
International marketplace	802,286	595,834	+34.6%
China marketplace	2,968,328	1,851,475	+60.3%
Paying Members [(1)]	**368,006**	**255,553**	**+44.0%**
Gold Supplier	29,766	22,018	+35.2%
International TrustPass	13,912	10,959	+26.9%
China TrustPass	324,328	222,576	+45.7%

(1) Includes paying members with active storefront listings on our international and China marketplaces as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

UNAUDITED CONSOLIDATED INTERIM RESULTS

The directors ("our Directors") of Alibaba.com Limited (our "Company") are pleased to announce the unaudited consolidated results of our Company and subsidiaries ("we", "us" or our "Group") for the six months ended June 30, 2008, together with the comparative audited figures for the corresponding period in 2007. The financial statements for the first six months of 2008 have been reviewed by our audit committee and, by our auditors, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the International Accounting Standards Committee. The auditors' review report will be included in the Interim Report.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2008

	Notes	Unaudited	Audited
		Six months ended June 30,	
		2008	2007
		RMB'000	RMB'000 (Note 14)
Revenue			
- International marketplace	4	**933,522**	696,751
- China marketplace	4	**481,643**	260,965
Total revenue		**1,415,165**	957,716
Cost of revenue		**(170,564)**	(122,717)
Gross profit		**1,244,601**	834,999
Sales and marketing expenses		**(442,505)**	(307,428)
Product development expenses		**(74,049)**	(58,278)
General and administrative expenses		**(149,119)**	(88,432)
Other operating income	5	**72,074**	691
Profit from operations	6	**651,002**	381,552
Finance income, net	7	**163,621**	18,198
Profit before income taxes		**814,623**	399,750
Income tax charges	8	**(117,444)**	(104,543)
Profit attributable to equity owners of our Company		**697,179**	295,207
Dividends	9	**-**	-
Earnings per share, basic (RMB)	10	**RMB13.80 cents**	RMB6.12 cents
Earnings per share, diluted (RMB)	10	**RMB13.79 cents**	RMB6.12 cents
Earnings per share, basic (HK$ equivalent)	10	**HK$15.24 cents**	HK$6.18 cents
Earnings per share, diluted (HK$ equivalent)	10	**HK$15.23 cents**	HK$6.18 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2008

	Notes	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
ASSETS			
Non-current assets			
Lease prepayment		**28,795**	29,088
Property and equipment		**232,002**	158,992
Interests in associated companies		**48,195**	-
Deferred tax assets		**263,452**	260,311
Prepayments, deposits and other receivables		**21,282**	27,067
Deferred costs	11	**12,727**	10,767
Total non-current assets		**606,453**	486,225
Current assets			
Amounts due from related companies		**20,024**	26,320
Prepayments, deposits and other receivables		**112,984**	48,143
Deferred costs		**231,392**	219,229
Term deposits with original maturities of over three months	12	**3,590,000**	952,382
Cash and cash equivalents	12	**2,182,480**	4,321,170
Total current assets		**6,136,880**	5,567,244
Total assets		**6,743,333**	6,053,469
EQUITY			
Capital and reserves			
Share capital		**486**	486
Share premium		**2,995,609**	2,893,132
Capital reserve		**(55,787)**	(55,787)
Exchange reserve		**(1,612)**	20,357
Statutory reserves		**177,104**	119,615
Retained earnings		**1,274,968**	635,278
Total equity		**4,390,768**	3,613,081

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)
AS OF JUNE 30, 2008

	Notes	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
LIABILITIES			
Non-current liabilities			
Deferred revenue	13	**89,750**	70,194
Current liabilities			
Deferred revenue and customer advances	13	**1,898,080**	1,849,655
Trade payables		**11,538**	12,883
Amounts due to related companies		**26,315**	17,039
Other payables and accruals		**260,641**	337,085
Current income tax liabilities		**60,876**	153,532
Derivative financial instruments		**5,365**	-
Total current liabilities		**2,262,815**	2,370,194
Total liabilities		**2,352,565**	2,440,388
Total equity and liabilities		**6,743,333**	6,053,469
Net current assets		**3,874,065**	3,197,050
Total assets less current liabilities		**4,480,518**	3,683,275

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2008

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Net cash generated from operating activities	**590,926**	564,407
Net cash used in investing activities	**(2,664,522)**	(245,379)
Net cash used in financing activities	**(63,021)**	(195,909)
Net (decrease)/increase in cash and cash equivalents	**(2,136,617)**	123,119
Cash and cash equivalents at beginning of period	**4,321,170**	437,804
Effect of exchange rate for the period	**(2,073)**	(35)
Cash and cash equivalents at end of period	**2,182,480**	560,888
Analysis of balances of cash and cash equivalents:		
Cash at banks and on hand	**1,724,456**	390,400
Term deposits and short-term highly liquid investments with initial term of three months or less	**458,024**	170,488
	2,182,480	560,888

1 General information

Our Company was incorporated and registered as an exempted company with limited liability in the Cayman Islands on September 20, 2006 under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and reissued) of the Cayman Islands. Our Company is an investment holding company and is listed on The Stock Exchange of Hong Kong Limited.

Our Group is principally engaged in the provision of software, technology and other services on the online business-to-business ("B2B") marketplaces with the uniform resource locators www.alibaba.com and www.alibaba.com.cn and under the trade name "Alibaba" (the "B2B services").

This condensed consolidated interim financial information (the "Interim Financial Statements") has been approved for issue by our board of directors on August 27, 2008.

2 Basis of preparation

The Interim Financial Statements were prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Statements" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2007 (the "2007 Financial Statements") as set out in our 2007 annual report dated March 18, 2008. The 2007 Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

Except as described below in Note 2.1, the accounting policies adopted in the preparation of the Interim Financial Statements were consistent with those set out in the 2007 Financial Statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our Group's accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to our consolidated financial statements, were detailed in the 2007 Financial Statements.

We have adopted the following new/revised IFRS standards and interpretations effective from our accounting periods commencing January 1, 2008:

		Effective for annual periods beginning on or after
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions	March 1, 2007
IFRIC 12	Service Concession Arrangements	January 1, 2008
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction	January 1, 2008

The adoption of the above new/revised IFRS standards and interpretations did not have any impact on our Interim Financial Statements and has not led to any changes in our accounting policies.

2 Basis of preparation (Continued)

The following new standards, interpretations and amendments to the existing standards have been published but are not effective for the financial year beginning January 1, 2008:

		Effective for annual periods beginning on or after
IFRIC 13	Customer Loyalty Programmes	July 1, 2008
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	October 1, 2008
IAS 1 (Revised)	Presentation of Financial Statements	January 1, 2009
IAS 23 (Revised)	Borrowing Costs	January 1, 2009
IAS 32 and IAS 1 Amendment	Puttable Financial Instruments and Obligations arising on Liquidation	January 1, 2009
IFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations	January 1, 2009
IFRS 8	Operating Segments	January 1, 2009
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009
IAS 27 (Revised)	Consolidated and Separate Financial Statements	July 1, 2009
IFRS 3 (Revised)	Business Combination	July 1, 2009

We have not early adopted any of the above new standards, interpretations and amendments to the existing standards. Management is in the process of making an assessment of their impact and is not yet in a position to state what impact they would have on our results of operations and financial positions.

2.1 Associated companies

Associated companies are entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Interests in associated companies are accounted for using the equity method of accounting and are initially recognized at cost.

Our share of associated companies' post-acquisition profits or losses is recognized in the income statement, and our share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When our share of losses in an associated company equals or exceeds our interest in the associated company, including any other unsecured receivables, we do not recognize further losses unless we have incurred obligations or made payments on behalf of the associated company.

2.2 Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of these derivative instruments which do not qualify for hedge accounting are recognized immediately in the income statement.

3 Segment information

In the respective periods presented, we had one single business segment: the provision of the B2B services. Although the B2B services consist of the operations of our international marketplace and our China marketplace, we consider that these underlying marketplaces are subject to similar risks and returns. Therefore, we have only relied on the reported revenue associated from these underlying marketplaces in making financial decisions and allocating resources, and significant costs incurred associated with the revenue generated cannot be separately identified by marketplaces. In addition, substantially all of our revenue was generated in the People's Republic of China (the "PRC"). Accordingly, no business or geographical segment information is presented.

4 Revenue

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
		(Note 14)
International marketplace		
Gold Supplier	900,159	680,252
International TrustPass	18,276	15,146
Other revenue [(i)]	15,087	1,353
	933,522	696,751
China marketplace		
China TrustPass	454,576	258,422
Other revenue [(ii)]	27,067	2,543
	481,643	260,965
	1,415,165	957,716

(i) Other revenue earned with respect to the international marketplace mainly represents commission income from Alibaba Software (Shanghai) Co., Ltd, a subsidiary of our Company's controlling shareholder, for cross-selling of Alisoft Export Edition to our customers.

(ii) Other revenue earned with respect to the China marketplace mainly represents advertising fees paid by third party advertisers, some of which were earned through an agency arrangement with a subsidiary of our Company's controlling shareholder.

5 Other operating income

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Gain on disposal of Japan operation [(i)]	41,281	-
Government grants [(ii)]	16,570	-
Reimbursement from fellow subsidiaries [(iii)]	7,984	-
Others	6,239	691
	72,074	691

(i) Alibaba.com Japan Co., Ltd. ("Alibaba Japan"), our wholly-owned subsidiary before the transaction mentioned below, engages in the provision of Japanese language B2B services on a site with the uniform resource locator www.alibaba.co.jp. On May 30, 2008, we entered into an agreement with SOFTBANK CORP. ("SOFTBANK") under which SOFTBANK made a cash investment into Alibaba Japan for a 64.7% interest. As a result of the disposal of the Japanese business, a gain, net of related expenses, of RMB41,281,000 was recognized in other operating income. Our Group and SOFTBANK will continue to develop our Japanese B2B marketplace via Alibaba Japan.

(ii) Alibaba (China) Technology Co., Ltd. ("Alibaba China"), our wholly-owned subsidiary, received grants from government authorities in the PRC of RMB16,570,000 in relation to technology development in the PRC (2007: Nil).

(iii) Reimbursement from fellow subsidiaries represented amounts received for the provision of administrative and technology services, and sharing of office space. The reimbursement charges were calculated based on actual cost incurred or actual cost incurred plus a certain margin.

6 Profit from operations

Profit from operations is stated after crediting/charging the following:

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Crediting:		
Gain on disposal of the Japan operation (Note 5 (i))	**41,281**	-
Gain on disposals of property and equipment	**662**	-
Charging:		
Staff costs	**494,356**	332,335
Operating lease rentals	**25,335**	18,342
Depreciation expense of property and equipment	**37,468**	27,309
Amortization of lease prepayment	**293**	-
Loss on disposals of property and equipment	**-**	4
Auditors' remuneration	**1,179**	965

7 Finance income, net

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
		(Note 14)
Interest income	**127,514**	17,699
Exchange gain, net	**36,107**	499
	163,621	18,198

8 Income tax charges

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
PRC current tax charge	**120,585**	101,785
Deferred tax (credit)/charge	**(3,141)**	2,758
	117,444	104,543

Income tax expense is recognized based on management's best estimate of the projected full year annual effective income tax rate.

8 Income tax charges (Continued)

PRC Enterprise Income Tax ("EIT")

Current income tax charge primarily represents the provision for EIT for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC.

Pursuant to the tax laws and regulations for taxable years prior to January 1, 2008, entities incorporated in the PRC were subject to EIT at a statutory rate of 33% (30% national EIT plus 3% local income tax), or reduced national EIT rates for certain high and new technology enterprises or software development companies, on PRC taxable income. In 2007, Alibaba China, our major operating entity, was qualified for the 15% reduced statutory rate on national EIT as a high and new technology enterprise. In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

On March 16, 2007, the National People's Congress approved the PRC Enterprise Income Tax Law (the "New EIT Law"). The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises ("HNTE"). In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, our management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of our board of directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of June 30, 2008 and the current income tax charge for the six months then ended.

9 Dividends

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Dividends	-	-

10 Earnings per share

Basic earnings per share is calculated by dividing the profit for the period attributable to equity owners of our Company by the weighted average numbers of ordinary shares in issue during the period. In determining the weighted average number of ordinary shares in issue for the period ended June 30, 2007, a total of 4,825,000,000 ordinary shares were deemed to be in issue since January 1, 2007.

	Unaudited	
	Six months ended June 30,	
	2008	2007
Profit for the period attributable to equity owners of our Company (RMB'000)	**697,179**	295,207
Weighted average number of ordinary shares in issue (thousand shares)	**5,052,357**	4,825,000
Earnings per share, basic (RMB)	**RMB13.80 cents**	RMB6.12 cents
Earnings per share, basic (HK$ equivalent) (i)	**HK$15.24 cents**	HK$6.18 cents

10 Earnings per share (Continued)

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period on the assumption that potentially dilutive share options granted by our Company (collectively forming the denominator for computing the diluted earnings per share) are converted into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of our Company's shares during the period) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (the numerator).

	Unaudited Six months ended June 30,	
	2008	**2007**
Profit for the period attributable to equity owners of our Company (RMB'000)	**697,179**	295,207
Weighted average number of ordinary shares in issue (thousand shares)	**5,052,357**	4,825,000
Adjustments for share options (thousand shares)	**3,793**	-
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	**5,056,150**	4,825,000
Earnings per share, diluted (RMB)	**RMB13.79 cents**	RMB6.12 cents
Earnings per share, diluted (HK$ equivalent) (i)	**HK$15.23 cents**	HK$6.18 cents

(i) The translation of Renminbi amounts into Hong Kong dollars has been made at the rate of RMB0.9056 to HK$1.0000 for the first half of 2008 (first half of 2007: RMB0.9896 to HK$1.0000). No representation is made that the Renminbi amounts have been, could have been or could be converted into Hong Kong dollars or vice versa, at that rate, or at any rates or at all.

11 Deferred costs

Upon the receipt of service fees from paying members, we are obligated to pay certain costs related to the receipt of such service fees which primarily comprise sales commissions and certain employee benefits to salesmen. The service fees are initially deferred and recognized in the income statement in the period in which the services are rendered (Note 13). As such, the related costs are also initially deferred and recognized in the income statement in the same period as the related service fees are recognized.

12 Cash and bank balance

	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
Cash at banks and on hand	**1,724,456**	1,566,907
Term deposits and short-term highly liquid investments with initial term of three months or less	**458,024**	2,754,263
Term deposits with original maturities of over three months	**3,590,000**	952,382
	5,772,480	5,273,552

13 Deferred revenue and customer advances

Deferred revenue and customer advances represent service fees prepaid by paying members for which the relevant services have not been rendered. The respective balances were as follows:

	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
Customer advances	**344,375**	475,391
Deferred revenue	**1,643,455**	1,444,458
	1,987,830	1,919,849
Less: current portion	**(1,898,080)**	(1,849,655)
Non-current portion	**89,750**	70,194

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the rendering of our services. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

14 Comparatives

Comparatives figures have been reclassified to conform to the presentation of current period.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The global economy is facing a more difficult set of circumstances than it has in some years. The financial problems that began last year in the US sub-prime mortgage market are spreading economic maladies to other major economies. Changes brought about by macro factors in this region, such as the global economic slowdown, rising energy and raw material prices, appreciation of the Renminbi and inflation, have made it more difficult for some of our customers to conduct business. Despite the multiple challenges that we are facing, we made significant progress in our business development and achieved good growth in revenue and profitability in both of our marketplaces in the first six months of 2008.

Our network effect continued to strengthen and we continue to see steady growth in registered users, storefronts and paying members, reinforcing our leading position in the industry.

While growth in Gold Supplier members has slowed down, sentiment for domestic trade in Mainland China remains strong as demonstrated by the continued growth in the number of our China TrustPass members.

As of June 30, 2008, we had 32.5 million registered users, 3.8 million storefronts and a total of 368,006 paying members in our two marketplaces.

International marketplace

The number of registered users in our international marketplace increased substantially by 1,993,264 from 3,621,623 as of June 30, 2007 to 5,614,887 as of June 30, 2008, and the number of storefronts grew from 595,834 to 802,286.

International marketplace operating data

	As of December 31			As of June 30	
	2005	2006	2007	2007	**2008**
Registered users	1,949,741	3,115,153	4,405,557	3,621,623	**5,614,887**
Storefronts	292,414	514,891	697,563	595,834	**802,286**
Paying members(1)	19,983	29,525	39,536	32,977	**43,678**
Gold Supplier members	12,192	18,682	27,384	22,018	**29,766**
International TrustPass members	7,791	10,843	12,152	10,959	**13,912**

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

International marketplace – Geographic distribution of registered users (other than Mainland China) as of June 30, 2008

Country or region	Number of registered users in country or region	Percentage of total registered users of our international marketplace
1. United States	967,991	17.2%
2. India	539,910	9.6%
3. European Union(1)	511,021	9.1%
4. United Kingdom	323,495	5.8%
5. Canada	149,965	2.7%

(1) Excludes the United Kingdom.

The number of our Gold Supplier members increased by 7,748, from 22,018 as of June 30, 2007 to 29,766 as of June 30, 2008.

Growth in Gold Supplier membership during the reporting period was relatively slow. This was due to a mix of both macroeconomic factors and the operational changes we introduced in the first quarter of 2008.

In the past few months, we began to feel the delayed effect from the slowdown of the macro economy in broader categories. As overall market response became more cautious, some small and medium-sized enterprises (SMEs) delayed their initial subscription or renewal decisions. This resulted in a slower membership acquisition and a prolonged retention process during the period under review.

To achieve a higher level of customer satisfaction and sales efficiency in the international marketplace over the long-term, we began to restructure our Gold Supplier sales force in the first quarter of 2008. The sales force is now re-arranged into two teams focusing on customer acquisition and customer retention, respectively. The sales team transition was completed in the second quarter, and we expect the benefits of the move to be realized as the overall operating environment improves.

We continued to see steady usage of our value-added services. As discussed in our 2007 annual report, since paying customers in the newly developed sales areas may start with the basic membership package before purchasing value-added services, and the fact that new sales areas have contributed more to the membership growth, the average spending per paying customer has slightly decreased during the period under review.

International TrustPass

International TrustPass (ITP) growth was in line with our expectations for the first half of 2008. The number of International TrustPass members increased by 2,953 from 10,959 as of June 30, 2007 to 13,912 as of June 30, 2008.

Overseas expansion

In a continuing drive to expand our global operations and further diversify our revenue sources beyond Mainland China, we pursued new initiatives for development in India, Japan and Taiwan in the first half of 2008.

We entered into a strategic partnership in April 2008 with Infomedia India Limited, one of the largest B2B media companies in India. This partnership will combine our own expertise in e-commerce and Infomedia's reach and relationships with Indian SMEs. In May 2008, we formed a joint venture with SOFTBANK CORP. to take over the operation of Alibaba.com's existing Japanese-language website (www.alibaba.co.jp) focusing on Japan's cross-border trade. As a result, we have seen a significant increase in the number of users from Japan. We also opened a new sales office in Taiwan and in July 2008 started operations to meet the more sophisticated demand of Taiwanese suppliers. We plan to introduce Gold Supplier membership in this region.

The above globalization initiatives have just started, and they are all strategic projects that we expect will bring financial return over the long-term.

Our China marketplace continued to enjoy robust growth in the first half of 2008 in line with the increased penetration of the Internet in China. As of June 30, 2008, we had a total of 26,908,403 registered users, 2,968,328 storefronts and 324,328 China TrustPass members. This represents a net increase of 5,975,113 registered users and 101,752 paying members since June 30, 2007.

China TrustPass

In the first half of 2008, China marketplace constituted 34.0% of total revenue and surpassed 36.1 % in the second quarter, a significant increase when compared to a 27.2% contribution to total revenue in the first half of 2007. This increase suggests that our revenue emphasis is shifting to the China marketplace and that it is gaining in importance in the overall context. The net increase in China TrustPass members was 38,291 in the second quarter of 2008. This net increase is higher than any preceding quarter.

We attribute the strong growth in China TrustPass members to the enhanced network effect which is due to both external and internal factors. Externally, the increased Internet penetration in China and a continued strong sentiment in domestic trade and strong domestic consumption have driven the growth in our China TrustPass business. Internally, we saw improvements in our own sales team's performance, and customer acquisition through resellers has also grown satisfactorily. The sales of value-added services such as keyword bidding and premium placements also recorded healthy growth. In addition, the introduction of our new product "China TrustPass for Individuals" contributed in part to the strong performance of our overall China TrustPass membership growth in the second quarter.

With the requirement for buyers to become registered users being relaxed, we saw the number of our registered users grow at a slower pace. This factor notwithstanding, user traffic continued to increase significantly.

China marketplace operating data

	As of December 31			**As of June 30**	
	2005	2006	2007	2007	**2008**
Registered users	9,019,214	16,649,073	23,194,402	20,933,290	**26,908,403**
Storefronts	1,002,768	1,557,874	2,259,283	1,851,475	**2,968,328**
China TrustPass members(1)	121,631	189,573	266,009	222,576	**324,328**

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

New products

China TrustPass for Individuals

In June 2008, we announced the launch of "China TrustPass for Individuals", a new product tailored for individual business people. This market segment was almost untapped in the past but we believe there is good potential for growth. China TrustPass individual version requires members to pass the authentication and verification process. Currently priced at RMB2,300 per year, China TrustPass individual customers are ranked higher than free members but below China TrustPass corporate customers on our marketplace. The launch of this new product is in line with our strategy to further lower the SME's entry barrier to e-commerce, expand and monetize our fast-growing China marketplace.

As of June 30, 2008, we had over 10,000 registered paying members for this new China TrustPass product.

Winport
Consistent with our strategic plan to build and improve the Internet infrastructure for SMEs in China and the Alibaba ecosystem, in April 2008 we launched a new product "Winport" on our China marketplace. Winport helps SMEs build their own Internet presence through our marketplace. This service provides our members with domain names, massive capacity corporate email accounts, unlimited product listings and customized storefronts, as well as certain CRM tools for collecting and analyzing user behavior. Winport is currently under free trial by our free users and paying members. We believe this service will further increase the stickiness of our marketplace while potentially providing us with additional revenue in the future. Since its launch in April 2008, we have seen an encouraging response in sign-up for the service. Looking ahead, we will continue to help lower the entry barriers for SMEs to do business online.

Value-added services and other revenue

We saw positive signs in the growth of revenue from the value-added services we offer in our China marketplace. In addition, we saw encouraging growth in customer usage of keyword bidding and premium placements. In the first quarter of 2008, seeing the increased demand from customers, we raised the base price for keyword bidding from RMB300 to RMB500 per standard keyword. This increase facilitated the further monetization of our service offering. Looking ahead, we believe that the penetration and usage of value-added services will continue to grow. That notwithstanding, due to the lower price of "China TrustPass for Individuals" mentioned above, the overall average spending of China TrustPass members may be slightly diluted in the short-term.

In the first half of 2008, we also saw significant growth in the sales of branded advertisements on our China marketplace. This growth was reflected in an increased demand for online advertising space.

Sales and customer service

As of June 30, 2008, we had over 2,200 field sales people for Gold Supplier membership, 900 telephone sales people for China TrustPass membership, and over 600 customer service staff. Our sales force is an important asset to further expand our reach to potential customers.

FINANCIAL REVIEW

We had **total revenue** of RMB1,415.2 million in the first half of 2008, representing a 47.8% increase from the same period of 2007. The increase was driven mainly by an increase in the number of paying members of our combined marketplaces as well as an increased spending by our paying members of the China marketplace.

We had 368,006 **paying members** as of June 30, 2008, representing a 44.0% increase from June 30, 2007.

Revenue from our international marketplace increased to RMB933.5 million in the period, a 34.0% increase compared to the same period in 2007. The growth was primarily due to an increase in the number of Gold Supplier members and sales of value-added services. In addition, we recognized other revenue of RMB15.1 million from the cross-selling of Alisoft Export Edition during the period (2007: RMB1.4 million).

Revenue from our China marketplace increased to RMB481.6 million in the period, an 84.6% increase compared to the same period in 2007. The growth reflected the increased number of paying members as well as increased average spending per member.

Gross profit increased to RMB1,244.6 million, up 49.1% from RMB835.0 million in the first half of 2007. Our **gross margin** improved to 87.9% in the period, compared to 87.2% in the same period last year.

Total operating expenses were RMB665.7 million in the period, representing a 46.6% increase from RMB454.1 million in the same period last year. The increase was due to the expansion of our operations to support the continued growth of our business.

Profit from operations (which represents profit from operations after deducting share-based compensation expense) in the period was RMB651.0 million, representing a 70.6% increase. Our **operating profit margin** increased to 46.0% in the period from 39.8% in the same period last year. The increase was mainly attributable to the growth of other operating income and the benefits of economy of scale during the period.

Profit from operations before share-based compensation expense (non-GAAP) was RMB745.1 million for the period, up 70.9%. **Operating margin excluding share-based compensation expense** (non-GAAP) increased to 52.7% in the period from 45.5% in the same period of 2007 due to the reasons stated above.

During the period, we generated **net finance income** of RMB163.6 million, an increase of RMB145.4 million, due to higher interest income and exchange gain through our effective treasury management.

Income tax charges increased to RMB117.4 million in the first half of 2008, up 12.3% from RMB104.5 million in the first six months of 2007. This increase was primarily due to the increase in taxable profit from our operations in China. In the first six months of 2007 and 2008, our effective tax rates were 26.2% and 14.4%, respectively. Our effective tax rate was lower in the period mainly because we derived a significant portion of our interest income from deposits outside China and it was not subject to income tax.

Substantially all of our income tax charges in the first half of 2007 and 2008 were related to PRC income tax incurred by our major operating subsidiary, Alibaba China. Each of Alibaba China and our other subsidiaries incorporated in China is subject to EIT on its taxable income as reported in its statutory financial statements prepared under accounting principles generally accepted in China and adjusted in accordance with the relevant tax laws and regulations in China. Pursuant to the tax laws and regulations for taxable years prior to January 1, 2008, entities incorporated in the PRC were subject to EIT at a statutory rate of 33% (30% national EIT plus 3% local income tax), or reduced national EIT rates for certain high and new technology enterprises or software development companies, on PRC taxable income. In 2007, Alibaba China, our major operating entity, was qualified for the 15% reduced statutory rate on national EIT as a high and new technology enterprise. In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

On March 16, 2007, the National People's Congress approved the PRC Enterprise Income Tax Law (the "New EIT Law"). The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises ("HNTE"). In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, our management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of our board of directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of June 30, 2008 and the current income tax charge for the six months then ended.

Profit attributable to equity owners was RMB697.2 million in the period, an improvement of 136.2%.

Earnings per share, basic and diluted was 15.24 Hong Kong cents and 15.23 Hong Kong cents respectively, compared to 6.18 Hong Kong cents in the first half of 2007.

Deferred revenue and customer advances was RMB1,987.8 million as of June 30, 2008, compared to RMB1,919.8 million and RMB1,524.3 million as of December 31, 2007 and June 30, 2007, an increase of 3.5% and 30.4% respectively. The increase was mainly due to the growth of our paying members and their spending on our marketing places.

Recurring free cash flow (non-GAAP) in the period was RMB549.6 million, representing a 6.3% increase compared to the same period last year.

OUTLOOK

We believe that the impact of a slowing global economy, higher commodity prices, and policies by the Chinese government towards the export manufacturing sector will continue to have impacts on our customers and our business in the near future. While these may change the dynamics of China versus other countries in the long-run, we believe that the China's economy will continue to be vigorous in the long-term and our China marketplace will continue to gain in strategic importance.

Leveraging on the strong purchasing power in China and the strengths of Renminbi appreciation, we have recently test-launched a new product called "Export-to-China". We believe that "Export-to-China" will help SMEs worldwide to access the enormous domestic China market.

While concerns about weaker SME growth have heightened, the activities of the buyers in our network have shown continuing growth. This has encouraged us to advance our globalization plan by diversifying our business base, developing new revenue sources and expanding in countries and regions with promising growth potential. We believe that, over the long-term, our marketplaces should be the best platform to provide SMEs with trading and growth opportunities.

As experienced previously, we expect our operating profit margin for the second half of 2008 to be lower than in the first half because we plan to further invest in user acquisition and enhance the services to our customers.

We have to face that economic conditions are cyclical. Despite all of these challenges, we believe that we are well-positioned to capture the opportunities that may come along. We remain optimistic about the long-term growth of our e-commerce business and will continue to embrace challenges with an open mind. We will also live up to our mission of lowering the entry barrier for e-commerce of our SME members and creating value for all of our customers, employees and investors.

LIQUIDITY AND CAPITAL RESOURCES

Treasury Management

Our treasury department, which reports to our Chief Financial Officer, monitors our current and expected liquidity requirements in accordance with policies and procedures approved by our board of directors. We have adopted prudent treasury management objectives aimed at principal protection and maintaining sufficient liquidity to meet our various funding requirements in accordance with our strategic plans. In addition, we also aim to achieve a better return on our cash and to hedge against any foreign currency exchange risk.

Foreign Currency Exchange Exposure

Foreign currency exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate our businesses in different countries, substantially all of our revenue-generating and expense-related transactions are denominated in Renminbi which is our functional currency and that of most of our subsidiaries. The Renminbi is not freely convertible into other foreign currencies. All foreign currency exchange transactions in China must be effected through either the People's Bank of China ("PBOC") or other institutions authorized by the PBOC to buy and sell foreign currencies. Following the completion of the initial public offering of the shares of our Company in November 2007, we hold a significant portion of our cash and cash equivalents in currencies other than Renminbi. Our foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of Renminbi against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of the Renminbi against these foreign currencies may result in significant exchange loss which would be recorded in our income statement. During the period, we actively managed our foreign currency exchange risk and realized an exchange gain of RMB36.1 million (2007: RMB0.5 million).

Interest Rate Exposure

We have no interest-bearing borrowings. Our exposure to changes in interest rates is mainly attributable to our interest-bearing assets, including term deposits with original maturities of over three months and cash and cash equivalents.

Credit Risk Exposure

We consider our credit risk to be minimal as a substantial part of our income is prepaid by a diversified group of customers. The extent of our credit exposure is represented by the aggregate cash we hold at banks and at other financial institutions. All of our cash at banks is placed with financial institutions of sound credit quality.

Capital Structure

We continue to maintain a strong financial position from healthy growth in recurring free cash flow from operations. Until now, we have not made any significant use of the proceeds raised from our initial public offering. In addition, as mentioned previously, we have been cautiously managing our cash to maintain a favorable return and to minimize any foreign exchange risk. As of June 30, 2008, we had cash and cash equivalents and term deposits with original maturities of over three months of RMB5,772.5 million, which was RMB498.9 million or 9.5% higher than that as of December 31, 2007. As of June 30, 2008, our cash and cash equivalents and term deposits with original maturities of over three months was comprised of 69.4% (December 31, 2007: 66.3%) Renminbi, 22.0% (December 31, 2007: 12.1%) Australian dollars, 7.5% (December 31, 2007: 0.3%) United States dollars, 1.0% (December 31, 2007: 21.2%) Hong Kong dollars, and 0.1% (December 31, 2007: 0.1%) other currencies. The weighted average annual return on our cash and cash equivalents and term deposits with original maturities of over three months was 4.7% in the first half of 2008 (2007: 2.2%).

As of June 30, 2008, our total assets amounted to RMB6,743.3 million (December 31, 2007: RMB6,053.5 million), which were financed by shareholders' funds of RMB4,390.8 million (December 31, 2007: RMB3,613.1 million), current liabilities of RMB 2,262.8 million (December 31, 2007: RMB2,370.2 million) and non-current liabilities of RMB89.7 million (December 31, 2007: RMB70.2 million).

Cash Flow

Net Cash Generated from Operating Activities. Net cash generated from operating activities was RMB590.9 million in the first half of 2008 which represented a 4.7% increase from RMB564.4 million in the same period in 2007.

Net Cash Used in Investing Activities. Net cash used in investing activities was RMB2,664.5 million in the first half of 2008, compared to RMB245.4 million in the same period in 2007. Net cash used in investing activities during this period primarily represented an increased placement of cash in time deposits with maturities of over three months of RMB2,637.6 million (2007: RMB151.0 million).

Net Cash Used in Financing Activities. Net cash used in financing activities was RMB63.0 million in the first half of 2008, compared to RMB195.9 million in the same period last year.

PLEDGES OF ASSETS AND CONTINGENT LIABILITIES

As of June 30, 2008, none of our assets were pledged and we did not have any material contingent liabilities or guarantees.

EMPLOYEES

As of June 30, 2008, the total number of employees of our Group was 5,925 (June 30, 2007: 4,437) and the related staff costs, including directors' emoluments, for the first half of 2008 was RMB494.4 million (2007: RMB332.3 million). We normally review performance of our employees on an annual basis and adjust their compensation with reference to the market.

INTERIM DIVIDEND

Our board of directors has resolved not to declare an interim dividend for the six months ended June 30, 2008 (2007: Nil).

CODE ON CORORATE GOVERNANCE PRACTICES

We are committed to maintaining and upholding good corporate governance in order to protect the interests of our customers, staff and shareholders. Our board of directors sets high standards for our employees, senior management and directors. We abide strictly by the laws and regulations of PRC and the other jurisdictions where we operate, and we observe the guidelines and rules issued by regulatory authorities relevant to our business and our Company, such as those issued by the PRC Ministry of Information Industry, the Hong Kong Securities and Futures Commission and The Stock Exchange of Hong Kong Limited.

We have applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the six months ended June 30, 2008, neither our Company nor any of our subsidiaries purchased, sold or redeemed any of the listed securities of our Company.

REVIEW OF FINANCIAL STATEMENTS

We have established an audit committee with written terms of reference. The principal duties of our audit committee include the review of our audit plan and process with the auditors, the independence of auditors, our financial statements and our system of internal control. Our audit committee comprises three non-executive directors (two out of three are independent non-executive directors), namely KWAUK Teh Ming, Walter (committee chairman), LONG Yong Tu and TSAI Chung, Joseph.

Our interim results for the six months ended June 30, 2008 were reviewed by our audit committee, which was of the opinion that the preparation of the interim results complied with the applicable accounting standards and requirements and that adequate disclosures were made. Our interim financial statements have not been audited but have been reviewed by our external auditors.

On behalf of the Board
MA Yun, Jack
Chairman

Hong Kong, August 27, 2008

As at the date of this announcement, the composition of our board is as follows:

Chairman and Non-executive Director
MA Yun, Jack

Executive Directors
WEI Zhe, David
WU Wei, Maggie
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

Non-executive Directors
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

Independent Non-executive Directors
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

A copy of this announcement can be obtained from our website at **http://ir.alibaba.com**

Alibaba.com
阿里巴巴

INTERIM REPORT 2008



Alibaba.com Limited
阿里巴巴網絡有限公司

Incorporated in the Cayman Islands with limited liability
Stock Code 1688

CONTENTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Six months ended June 30,		
	2008	2007	Change
Revenue (RMB million)	**1,415.2**	957.7	**+47.8%**
Profit attributable to equity owners (RMB million)	**697.2**	295.2	**+136.2%**
Earnings per share, basic (HK$)	**15.24 cents**	6.18 cents	**+146.6%**
Earnings per share, diluted (HK$)	**15.23 cents**	6.18 cents	**+146.4%**
Registered users	**32,523,290**	**24,554,913**	**+32.5%**
International marketplace	5,614,887	3,621,623	+55.0%
China marketplace	26,908,403	20,933,290	+28.5%
Storefronts	**3,770,614**	**2,447,309**	**+54.1%**
International marketplace	802,286	595,834	+34.6%
China marketplace	2,968,328	1,851,475	+60.3%
Paying Members [1]	**368,006**	**255,553**	**+44.0%**
Gold Supplier	29,766	22,018	+35.2%
International TrustPass	13,912	10,959	+26.9%
China TrustPass	324,328	222,576	+45.7%

[1] Includes paying members with active storefront listings on our international and China marketplaces as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

BUSINESS REVIEW

The global economy is facing a more difficult set of circumstances than it has in some years. The financial problems that began last year in the US sub-prime mortgage market are spreading economic maladies to other major economies. Changes brought about by macro factors in this region, such as the global economic slowdown, rising energy and raw material prices, appreciation of the Renminbi and inflation, have made it more difficult for some of our customers to conduct business. Despite the multiple challenges that we are facing, we made significant progress in our business development and achieved good growth in revenue and profitability in both of our marketplaces in the first six months of 2008.

Our network effect continued to strengthen and we continue to see steady growth in registered users, storefronts and paying members, reinforcing our leading position in the industry.

While growth in Gold Supplier members has slowed down, sentiment for domestic trade in Mainland China remains strong as demonstrated by the continued growth in the number of our China TrustPass members.

As of June 30, 2008, we had 32.5 million registered users, 3.8 million storefronts and a total of 368,006 paying members in our two marketplaces.

International Marketplace

The number of registered users in our international marketplace increased substantially by 1,993,264 from 3,621,623 as of June 30, 2007 to 5,614,887 as of June 30, 2008, and the number of storefronts grew from 595,834 to 802,286.

International marketplace operating data

	As of December 31,			As of June 30,	
	2005	2006	2007	2007	**2008**
Registered users	1,949,741	3,115,153	4,405,557	3,621,623	**5,614,887**
Storefronts	292,414	514,891	697,563	595,834	**802,286**
Paying members [1]	19,983	29,525	39,536	32,977	**43,678**
Gold Supplier members	12,192	18,682	27,384	22,018	**29,766**
International TrustPass members	7,791	10,843	12,152	10,959	**13,912**

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

Geographic distribution of registered users (other than Mainland China) of our international marketplace as of June 30, 2008

Country or region	Number of registered users in country or region	Percentage of total registered users
1. United States	967,991	17.2%
2. India	539,910	9.6%
3. European Union [1]	511,021	9.1%
4. United Kingdom	323,495	5.8%
5. Canada	149,965	2.7%

(1) Excludes the United Kingdom.

Gold Supplier

The number of our Gold Supplier members increased by 7,748, from 22,018 as of June 30, 2007 to 29,766 as of June 30, 2008.

Growth in Gold Supplier membership during the reporting period was relatively slow. This was due to a mix of both macroeconomic factors and the operational changes we introduced in the first quarter of 2008.

In the past few months, we began to feel the delayed effect from the slowdown of the macro economy in broader categories. As overall market response became more cautious, some small and medium-sized enterprises (SMEs) delayed their initial subscription or renewal decisions. This resulted in a slower membership acquisition and a prolonged retention process during the period under review.

To achieve a higher level of customer satisfaction and sales efficiency in the international marketplace over the long term, we began to restructure our Gold Supplier sales force in the first quarter of 2008. The sales force is now re-arranged into two teams focusing on customer acquisition and customer retention, respectively. The sales team transition was completed in the second quarter, and we expect the benefits of this move to be realized as the overall operating environment improves.

We continued to see steady usage of our value-added services. As discussed in our 2007 annual report, since paying customers in the newly developed sales areas may start with the basic membership package before purchasing value-added services, and the fact that new sales areas have contributed more to the membership growth, the average spending per paying customer has slightly decreased during the period under review.

International TrustPass

International TrustPass membership growth was in line with our expectations for the first half of 2008. The number of International TrustPass members increased by 2,953 from 10,959 as of June 30, 2007 to 13,912 as of June 30, 2008.

Overseas Expansion

In a continuing drive to expand our global operations and further diversify our revenue sources beyond Mainland China, we pursued new initiatives for development in India, Japan and Taiwan in the first half of 2008.

We entered into a strategic partnership in April 2008 with Infomedia India Limited, one of the largest B2B media companies in India. This partnership will combine our own expertise in e-commerce and Infomedia's reach and relationships with Indian SMEs. In May 2008, we formed a joint venture with SOFTBANK CORP. to take over the operation of Alibaba.com's existing Japanese-language website (www.alibaba.co.jp) focusing on Japan's cross-border trade. As a result, we have seen a significant increase in the number of users from Japan. We also opened a new sales office in Taiwan and introduced Gold Supplier membership in this region since July 2008 to meet the more sophisticated demand of Taiwanese suppliers.

The above globalization initiatives have just started, and they are all strategic projects that we expect will bring financial return over the long-term.

China Marketplace

Our China marketplace continued to enjoy robust growth in the first half of 2008 in line with the increased penetration of the Internet in China. As of June 30, 2008, we had a total of 26,908,403 registered users, 2,968,328 storefronts and 324,328 China TrustPass members. This represents a net increase of 5,975,113 registered users and 101,752 paying members since June 30, 2007.

China TrustPass

In the first half of 2008, China marketplace constituted 34.0% of total revenue and surpassed 36.1 % in the second quarter, a significant increase when compared to a 27.2% contribution to total revenue in the first half of 2007. This increase suggests that our revenue emphasis is shifting to the China marketplace and it is gaining importance in the overall context. The net increase in China TrustPass members was 38,291 in the second quarter of 2008. This net increase is higher than any preceding quarters.

We attribute the strong growth in China TrustPass members to the enhanced network effect which is due to both external and internal factors. Externally, the increased Internet penetration in China and a continued strong sentiment in domestic trade and strong domestic consumption have driven the growth in our China TrustPass business. Internally, we saw improvements in our own sales team's performance, and customer acquisition through resellers has also grown satisfactorily. The sales of our value-added services such as keyword bidding and premium placements also recorded healthy growth. In addition, the introduction of our new product "China TrustPass for Individuals" contributed in part to the strong performance of our overall China TrustPass membership growth in the second quarter.

With the requirement for buyers to become registered users being relaxed, we saw the number of our registered users grow at a slower pace. This factor notwithstanding, user traffic continued to increase significantly.

China marketplace operating data

	As of December 31,			**As of June 30,**	
	2005	2006	2007	2007	**2008**
Registered users	9,019,214	16,649,073	23,194,402	20,933,290	**26,908,403**
Storefronts	1,002,768	1,557,874	2,259,283	1,851,475	**2,968,328**
China TrustPass members [1]	121,631	189,573	266,009	222,576	**324,328**

[1] Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated.

New Products

China TrustPass for Individuals

In June 2008, we announced the launch of "China TrustPass for Individuals", a new product tailored for individual business people. This market segment was almost untapped in the past but we believe there is good potential for growth. China TrustPass individual version requires members to pass the authentication and verification process. Currently priced at RMB2,300 per year, China TrustPass individual customers are ranked higher than free members but below China TrustPass corporate customers on our marketplace. The launch of this new product is in line with our strategy to further lower the entry barrier to e-commerce for SME's, expand and monetize our fast-growing China marketplace.

As of June 30, 2008, we had over 10,000 paying members for this new China TrustPass product.

Winport

Consistent with our strategic plan to build and improve the Internet infrastructure for SMEs in China and the Alibaba ecosystem, in April 2008 we launched a new product "Winport" on our China marketplace. Winport helps SMEs build their own Internet presence through our marketplace. This service provides our members with domain names, massive capacity corporate email accounts, unlimited product listings and customized storefronts, as well as certain CRM tools for collecting and analyzing user behavior. Winport is currently under free trial by our free users and paying members. We believe this service will further increase the stickiness of our marketplace while potentially providing us with additional revenue in the future. Since its launch in April 2008, we have seen an encouraging response in sign-up for the service. Looking ahead, we will continue to help lower the entry barriers for SMEs to do business online.

Value-added Services and Other Revenue

We saw positive signs in the growth of revenue from the value-added services we offer in our China marketplace. In addition, we saw encouraging growth in customer usage of keyword bidding and premium placements. In the first quarter of 2008, seeing the increased demand from customers, we raised the base price for keyword bidding from RMB300 to RMB500 per standard keyword. This increase facilitated the further monetization of our service offering. Looking ahead, we believe that the penetration and usage of value-added services will continue to grow. That notwithstanding, due to the lower price of "China TrustPass for Individuals" mentioned above, the overall average spending of China TrustPass members may be slightly diluted in the short term.

In the first half of 2008, we also saw significant growth in the sales of branded advertisements on our China marketplace. This growth was reflected in an increased demand for online advertising space.

Sales and Customer Service

As of June 30, 2008, we had over 2,200 field sales people for Gold Supplier membership, 900 telephone sales people for China TrustPass membership, and over 600 customer service staff. Our sales force is an important asset to further expand our reach to potential customers.

FINANCIAL REVIEW

We had total revenue of RMB1,415.2 million in the first half of 2008, representing a 47.8% increase from the same period of 2007. The increase was driven mainly by an increase in the number of paying members of our combined marketplaces as well as an increased spending by paying members of our China marketplace.

We had 368,006 paying members as of June 30, 2008, representing a 44.0% increase from June 30, 2007.

Revenue from our international marketplace increased to RMB933.5 million in the period, a 34.0% increase compared to the same period in 2007. The growth was primarily due to an increase in the number of Gold Supplier members and sales of value-added services. In addition, we recognized other revenue of RMB15.1 million from the cross-selling of Alisoft Export Edition during the period (2007: RMB1.4 million).

Revenue from our China marketplace increased to RMB481.6 million in the period, an 84.6% increase compared to the same period in 2007. The growth reflected the increased number of paying members as well as average spending per member.

Gross profit increased to RMB1,244.6 million, up 49.1% from RMB835.0 million in the first half of 2007. Our gross margin improved to 87.9% in the period, compared to 87.2% in the same period last year.

Total operating expenses were RMB665.7 million in the period, representing a 46.6% increase from RMB454.1 million in the same period last year. The increase was due to the expansion of our operations to support the continued growth of our business.

Profit from operations (which represents profit from operations after deducting share-based compensation expense) in the period was RMB651.0 million, representing a 70.6% increase. Our operating profit margin increased to 46.0% in the period from 39.8% in the same period last year. The increase was mainly attributable to the growth of other operating income and the benefits of economies of scale during the period.

Profit from operations before share-based compensation expense (non-GAAP) was RMB745.1 million for the period, up 70.9%. Operating margin excluding share-based compensation expense (non-GAAP) increased to 52.7% in the period from 45.5% in the same period of 2007 due to the reasons stated above.

During the period, we generated net finance income of RMB163.6 million, an increase of RMB145.4 million, due to higher interest income and exchange gain through our effective treasury management.

Income tax charges increased to RMB117.4 million in the first half of 2008, up 12.3% from RMB104.5 million in the first six months of 2007. This increase was primarily due to the increase in taxable profit from our operations in China. In the first six months of 2007 and 2008, our effective tax rates were 26.2% and 14.4%, respectively. Our effective tax rate was lower in the period mainly because we derived a significant portion of our interest income from deposits outside China and it was not subject to income tax.

Substantially all of our income tax charges in the first half of 2007 and 2008 were related to PRC income tax incurred by our major operating subsidiary, Alibaba (China) Technology Co., Ltd ("Alibaba China"). Each of Alibaba China and our other subsidiaries incorporated in China is subject to enterprise income tax ("EIT") on its taxable income as reported in its statutory financial statements prepared under accounting principles generally accepted in China and adjusted in accordance with the relevant tax laws and regulations in China. Pursuant to the tax laws and regulations for taxable years prior to January 1, 2008, entities incorporated in the PRC were subject to EIT at a statutory rate of 33% (30% national EIT plus 3% local income tax), or reduced national EIT rates for certain high and new technology enterprises or software development companies, on PRC taxable income. In 2007, Alibaba China, our major operating entity, was qualified for the 15% reduced statutory rate on national EIT as a high and new technology enterprise. In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

On March 16, 2007, the National People's Congress approved the PRC Enterprise Income Tax Law (the "New EIT Law"). The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as "High and New Technology Enterprises" ("HNTE"). In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, our management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of our board of directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of June 30, 2008 and the current income tax charge for the six months then ended.

Profit attributable to equity owners was RMB697.2 million in the period, an improvement of 136.2%.

Earnings per share, basic and diluted was 15.24 Hong Kong cents and 15.23 Hong Kong cents respectively, compared to 6.18 Hong Kong cents in the first half of 2007.

Deferred revenue and customer advances was RMB1,987.8 million as of June 30, 2008, compared to RMB1,919.8 million and RMB1,524.3 million as of December 31, 2007 and June 30, 2007 respectively, an increase of 3.5% and 30.4% respectively. The increase was mainly due to the growth of our paying members and their spending on our marketing places.

Recurring free cash flow (non-GAAP) in the period was RMB549.6 million, representing a 6.3% increase compared to the same period last year.

OUTLOOK

We believe that the impact of a slowing global economy, higher commodity prices, and policies of the Chinese government towards the export manufacturing sector will continue to have impacts on our customers and our business in the near future. While these may change the dynamics of China versus other countries in the long run, we believe that China's economy will continue to be vigorous in the long term and our China marketplace will continue to gain in strategic importance.

Leveraging on the strong purchasing power in China and the strengths of Renminbi appreciation, we have recently test-launched a new product called "Export-to-China". We believe that "Export-to-China" will help SMEs worldwide gain access to the enormous domestic China market.

While concerns about weaker SME growth have heightened, the activities of buyers in our network have shown continuing growth. This has encouraged us to advance our globalization plan by diversifying our business base, developing new revenue sources and expanding in countries and regions with promising growth potential. We believe that, over the long term, our marketplaces are poised to be the best platform to provide SMEs with trading and growth opportunities.

As experienced previously, we expect our operating profit margin for the second half of 2008 to be lower than in the first half because we plan to further invest in user acquisition and enhance our services to customers.

Economic conditions are cyclical and we have to face that. Despite all the challenges, we believe that we are well-positioned to capture the opportunities that may come along. We remain optimistic about the long-term growth of our e-commerce business and will continue to embrace challenges with an open mind. We will also live up to our mission of lowering the entry barrier of e-commerce for our SME members and creating value for all of our customers, employees and investors.

LIQUIDITY AND CAPITAL RESOURCES

Treasury Management

Our treasury department, which reports to our Chief Financial Officer, monitors our current and expected liquidity requirements in accordance with the policies and procedures approved by our board of directors. We have adopted prudent treasury management objectives aimed at principal protection and maintaining sufficient liquidity to meet our various funding requirements in accordance with our strategic plans. In addition, we aim to achieve a better return on our cash and to hedge against any foreign currency exchange risk.

Foreign Currency Exchange Exposure

Foreign currency exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate our businesses in different countries, substantially all of our revenue-generating and expense-related transactions are denominated in Renminbi which is our functional currency and that of most of our subsidiaries. Renminbi is not freely convertible into other foreign currencies, and foreign currency exchange transactions in China must be effected through either the People's Bank of China or other institutions authorized by it to buy and sell foreign currencies. Following the completion of the initial public offering of our shares in November 2007, we hold a significant portion of our cash and cash equivalents in currencies other than Renminbi. Our foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of Renminbi against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of Renminbi against these foreign currencies may result in significant exchange loss which will be recorded in our income statement. During the period, we effectively managed our foreign currency exchange risk and realized an exchange gain of RMB36.1 million (2007: RMB0.5 million).

Interest Rate Exposure

We have no interest-bearing borrowings. Our exposure to changes in interest rates is mainly attributable to our interest-bearing assets, including term deposits with original maturities of over three months and cash and cash equivalents.

Credit Risk Exposure

We consider our credit risk to be minimal as a substantial part of our income is prepaid by a diversified group of customers. The extent of our credit exposure is represented by the aggregate cash we hold at banks and at other financial institutions. All of our cash at banks is placed with financial institutions of sound credit quality.

Capital Structure

We continue to maintain a strong financial position from healthy growth in recurring free cash flow from operations. Until now, we have not made any significant use of the proceeds raised from our initial public offering. In addition, as mentioned previously, we have been cautiously managing our cash to maintain a favorable return and to minimize any foreign exchange risk. As of June 30, 2008, we had cash and cash equivalents and term deposits with original maturities of over three months of RMB5,772.5 million, which was RMB498.9 million or 9.5% higher than that as of December 31, 2007. As of June 30, 2008, our cash and cash equivalents and term deposits with original maturities of over three months were comprised of 69.4% (December 31, 2007: 66.3%) Renminbi, 22.0% (December 31, 2007: 12.1%) Australian dollars, 7.5% (December 31, 2007: 0.3%) United States dollars, 1.0% (December 31, 2007: 21.2%) Hong Kong dollars, and 0.1% (December 31, 2007: 0.1%) other currencies. The weighted average annual return on our cash and cash equivalents and term deposits with original maturities of over three months was 4.7% in the first half of 2008 (2007: 2.2%).

As of June 30, 2008, our total assets amounted to RMB6,743.3 million (December 31, 2007: RMB6,053.5 million), which were financed by shareholders' funds of RMB4,390.8 million (December 31, 2007: RMB3,613.1 million), current liabilities of RMB 2,262.8 million (December 31, 2007: RMB2,370.2 million) and non-current liabilities of RMB89.7 million (December 31, 2007: RMB70.2 million).

On behalf of the Board
WEI Zhe, David
Chief Executive Officer

Hong Kong, August 27, 2008

Cash Flow

Net Cash Generated from Operating Activities. Net cash generated from operating activities was RMB590.9 million in the first half of 2008 which represented a 4.7% increase from RMB564.4 million in the same period in 2007.

Net Cash Used in Investing Activities. Net cash used in investing activities was RMB2,664.5 million in the first half of 2008, compared to RMB245.4 million in the same period in 2007. Net cash used in investing activities during this period primarily represented an increased placement of cash in time deposits with maturities of over three months of RMB2,637.6 million (2007: RMB151.0 million).

Net Cash Used in Financing Activities. Net cash used in financing activities was RMB63.0 million in the first half of 2008, compared to RMB195.9 million in the same period last year.

PLEDGES OF ASSETS AND CONTINGENT LIABILITIES

As of June 30, 2008, none of our assets was pledged and we did not have any material contingent liabilities or guarantees.

EMPLOYEES

As of June 30, 2008, the total number of employees of our group was 5,925 (June 30, 2007: 4,437) and the related staff costs, including directors' emoluments, for the first half of 2008 was RMB494.4 million (2007: RMB332.3 million). We normally review performance of our employees on an annual basis and adjust their compensation with reference to the market.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF ALIBABA.COM LIMITED
(incorporated in the Cayman Islands with limited liability)

Introduction
We have reviewed the interim financial information set out on pages 12 to 33, which comprises the condensed consolidated balance sheet of Alibaba.com Limited (the "Company") and its subsidiaries (together, the "Group") as of June 30, 2008 and the related condensed consolidated income statement, changes in equity and cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, August 27, 2008


Alibaba.com
阿里巴巴

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2008

	Notes	Unaudited Six months ended June 30, 2008 RMB'000	Audited 2007 RMB'000 (Note 25)
Revenue			
– International marketplace	4	**933,522**	696,751
– China marketplace	4	**481,643**	260,965
Total revenue		**1,415,165**	957,716
Cost of revenue		**(170,564)**	(122,717)
Gross profit		**1,244,601**	834,999
Sales and marketing expenses		**(442,505)**	(307,428)
Product development expenses		**(74,049)**	(58,278)
General and administrative expenses		**(149,119)**	(88,432)
Other operating income	5	**72,074**	691
Profit from operations	6	**651,002**	381,552
Finance income, net	7	**163,621**	18,198
Profit before income taxes		**814,623**	399,750
Income tax charges	9	**(117,444)**	(104,543)
Profit attributable to equity owners of the Company		**697,179**	295,207
Dividends	10	**–**	–
Earnings per share, basic (RMB)	11	**RMB13.80 cents**	RMB6.12 cents
Earnings per share, diluted (RMB)	11	**RMB13.79 cents**	RMB6.12 cents
Earnings per share, basic (HK$ equivalent)	11	**HK$15.24 cents**	HK$6.18 cents
Earnings per share, diluted (HK$ equivalent)	11	**HK$15.23 cents**	HK$6.18 cents

The notes on pages 17 to 33 are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2008

	Notes	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
ASSETS			
Non-current assets			
Lease prepayment		**28,795**	29,088
Property and equipment	12	**232,002**	158,992
Interests in associated companies	13	**48,195**	–
Deferred tax assets	22	**263,452**	260,311
Prepayments, deposits and other receivables	14	**21,282**	27,067
Deferred costs	15	**12,727**	10,767
Total non-current assets		**606,453**	486,225
Current assets			
Amounts due from related companies	16	**20,024**	26,320
Prepayments, deposits and other receivables	14	**112,984**	48,143
Deferred costs	15	**231,392**	219,229
Term deposits with original maturities of over three months	17	**3,590,000**	952,382
Cash and cash equivalents	17	**2,182,480**	4,321,170
Total current assets		**6,136,880**	5,567,244
Total assets		**6,743,333**	6,053,469
EQUITY			
Capital and reserves			
Share capital		**486**	486
Share premium		**2,995,609**	2,893,132
Capital reserve		**(55,787)**	(55,787)
Exchange reserve		**(1,612)**	20,357
Statutory reserves		**177,104**	119,615
Retained earnings		**1,274,968**	635,278
Total equity		**4,390,768**	3,613,081

Condensed Consolidated Balance Sheet

As of June 30, 2008

	Notes	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
LIABILITIES			
Non-current liabilities			
Deferred revenue	18	**89,750**	70,194
Current liabilities			
Deferred revenue and customer advances	18	**1,898,080**	1,849,655
Trade payables	19	**11,538**	12,883
Amounts due to related companies	16	**26,315**	17,039
Other payables and accruals	20	**260,641**	337,085
Current income tax liabilities		**60,876**	153,532
Derivative financial instruments	21	**5,365**	–
Total current liabilities		**2,262,815**	2,370,194
Total liabilities		**2,352,565**	2,440,388
Total equity and liabilities		**6,743,333**	6,053,469
Net current assets		**3,874,065**	3,197,050
Total assets less current liabilities		**4,480,518**	3,683,275

WEI Zhe, David
Director

WU Wei, Maggie
Director

Hong Kong, August 27, 2008

The notes on pages 17 to 33 are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2007 and 2008

	Share capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Exchange reserve RMB'000	Statutory reserves RMB'000	(Accumulated deficit)/ Retained earnings RMB'000	Total RMB'000
Audited							
Balance as of January 1, 2007	-	-	354,533	3,937	58,223	(271,125)	145,568
Profit for the period	-	-	-	-	-	295,207	295,207
Currency translation differences	-	-	-	9,287	-	-	9,287
Total recognized income for the period	-	-	-	9,287	-	295,207	304,494
Deemed distributions to equity owners	-	-	(464,809)	-	-	-	(464,809)
Reclassification arising from deemed disposal of a subsidiary	-	-	-	-	(284)	284	-
Value of employee services under equity award plans	-	-	54,489	-	-	-	54,489
Balance as of June 30, 2007	-	-	(55,787)	13,224	57,939	24,366	39,742
Unaudited							
Balance as of January 1, 2008	**486**	**2,893,132**	**(55,787)**	**20,357**	**119,615**	**635,278**	**3,613,081**
Profit for the period	-	-	-	-	-	**697,179**	**697,179**
Currency translation differences	-	-	-	**(21,969)**	-	-	**(21,969)**
Total recognized income for the period	-	-	-	**(21,969)**	-	**697,179**	**675,210**
Appropriation to statutory reserves	-	-	-	-	**57,489**	**(57,489)**	-
Value of employee services under equity award plans	-	**102,477**	-	-	-	-	**102,477**
Balance as of June 30, 2008	**486**	**2,995,609**	**(55,787)**	**(1,612)**	**177,104**	**1,274,968**	**4,390,768**

The notes on pages 17 to 33 are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2008

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Net cash generated from operating activities	**590,926**	564,407
Net cash used in investing activities	**(2,664,522)**	(245,379)
Net cash used in financing activities	**(63,021)**	(195,909)
Net (decrease)/increase in cash and cash equivalents	**(2,136,617)**	123,119
Cash and cash equivalents at beginning of period	**4,321,170**	437,804
Effect of exchange rate for the period	**(2,073)**	(35)
Cash and cash equivalents at end of period	**2,182,480**	560,888
Analysis of balances of cash and cash equivalents:		
Cash at banks and on hand	**1,724,456**	390,400
Term deposits and short-term highly liquid investments with initial term of three months or less	**458,024**	170,488
	2,182,480	560,888

The notes on pages 17 to 33 are an integral part of these condensed consolidated interim financial statements.

1 GENERAL INFORMATION

Alibaba.com Limited (the "Company") was incorporated and registered as an exempted company with limited liability in the Cayman Islands on September 20, 2006 under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and reissued) of the Cayman Islands. The Company is an investment holding company and is listed on The Stock Exchange of Hong Kong Limited.

The Company and its subsidiaries (the "Group") are principally engaged in the provision of software, technology and other services on the online business-to-business ("B2B") marketplaces with the uniform resource locators www.alibaba.com and www.alibaba.com.cn and under the trade name "Alibaba" (the "B2B services").

This condensed consolidated interim financial information (the "Interim Financial Statements") has been approved for issue by the board of directors on August 27, 2008.

2 BASIS OF PREPARATION

The Interim Financial Statements of the Group were prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Statements" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2007 (the "2007 Financial Statements") as set out in the 2007 annual report of the Company dated March 18, 2008. The 2007 Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

Except as described below in Notes 2.1 and 2.2, the accounting policies adopted in the preparation of the Interim Financial Statements were consistent with those set out in the 2007 Financial Statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Group's consolidated financial statements, were detailed in the 2007 Financial Statements.

The Group has adopted the following new/revised IFRS standards and interpretations effective from the Group's accounting periods commencing January 1, 2008:

		Effective for annual periods beginning on or after
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions	March 1, 2007
IFRIC 12	Service Concession Arrangements	January 1, 2008
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction	January 1, 2008

2 BASIS OF PREPARATION (Continued)

The adoption of the above new/revised IFRS standards and interpretations did not have any impact on the Group's Interim Financial Statements and has not led to any changes in the Group's accounting policies.

The following new standards, interpretations and amendments to the existing standards have been published but are not effective for the financial year beginning January 1, 2008:

		Effective for annual periods beginning on or after
IFRIC 13	Customer Loyalty Programmes	July 1, 2008
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	October 1, 2008
IAS 1 (Revised)	Presentation of Financial Statements	January 1, 2009
IAS 23 (Revised)	Borrowing Costs	January 1, 2009
IAS 32 and IAS 1 Amendment	Puttable Financial Instruments and Obligations arising on Liquidation	January 1, 2009
IFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations	January 1, 2009
IFRS 8	Operating Segments	January 1, 2009
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009
IAS 27 (Revised)	Consolidated and Separate Financial Statements	July 1, 2009
IFRS 3 (Revised)	Business Combination	July 1, 2009

The Group has not early adopted any of the above new standards, interpretations and amendments to the existing standards. Management is in the process of making an assessment of their impact and is not yet in a position to state what impact they would have on the Group's results of operations and financial positions.

2.1 Associated companies

Associated companies are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Interests in associated companies are accounted for using the equity method of accounting and are initially recognized at cost.

The Group's share of its associated companies' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associated company.

2.2 Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of these derivative instruments which do not qualify for hedge accounting are recognized immediately in the income statement.

3 SEGMENT INFORMATION

In the respective periods presented, the Group had one single business segment: the provision of the B2B services. Although the B2B services consist of the operations of the international marketplace and the China marketplace, management considers that these underlying marketplaces are subject to similar risks and returns. Therefore, management has only relied on the reported revenue associated from these underlying marketplaces in making financial decisions and allocating resources, and significant costs incurred associated with the revenue generated cannot be separately identified by marketplaces. In addition, substantially all of the Group's revenue was generated in the People's Republic of China (the "PRC"). Accordingly, no business or geographical segment information is presented.

4 REVENUE

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000 (Note 25)
International marketplace		
Gold Supplier	**900,159**	680,252
International TrustPass	**18,276**	15,146
Other revenue [(i)]	**15,087**	1,353
	933,522	696,751
China marketplace		
China TrustPass	**454,576**	258,422
Other revenue [(ii)]	**27,067**	2,543
	481,643	260,965
	1,415,165	957,716

(i) Other revenue earned with respect to the international marketplace mainly represents commission income from Alibaba Software (Shanghai) Co., Ltd, a subsidiary of the Company's controlling shareholder, for cross-selling of Alisoft Export Edition to the customers of the Group.

(ii) Other revenue earned with respect to the China marketplace mainly represents advertising fees paid by third party advertisers, some of which were earned through an agency arrangement with a subsidiary of the Company's controlling shareholder.

5 OTHER OPERATING INCOME

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000 (Note 25)
Gain on disposal of the Japan operation [i]	41,281	–
Government grants [ii]	16,570	–
Reimbursement from fellow subsidiaries [iii]	7,984	–
Others	6,239	691
	72,074	691

(i) Alibaba.com Japan Co., Ltd. ("Alibaba Japan"), a wholly-owned subsidiary of the Company before the transaction mentioned below, engages in the provision of Japanese language B2B services on a site with the uniform resource locator www.alibaba.co.jp. On May 30, 2008, the Group entered into an agreement with SOFTBANK CORP. ("SOFTBANK") under which SOFTBANK made a cash investment into Alibaba Japan for a 64.7% interest. As a result of the disposal of the Japanese business, a gain, net of related expenses, of RMB41,281,000 was recognized in other operating income. The Group and SOFTBANK will continue to develop the Japanese B2B marketplace via Alibaba Japan.

(ii) Alibaba (China) Technology Co., Ltd. ("Alibaba China"), a wholly-owned subsidiary of the Company, received grants from government authorities in the PRC of RMB16,570,000 in relation to technology development in the PRC (2007: Nil).

(iii) Reimbursement from fellow subsidiaries represented amounts received for the provision of administrative and technology services, and sharing of office space. The reimbursement charges were calculated based on actual cost incurred or actual cost incurred plus a certain margin.

6 PROFIT FROM OPERATIONS

Profit from operations is stated after crediting/charging the following:

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Crediting:		
Gain on disposal of the Japan operation (Note 5(i))	41,281	–
Gain on disposals of property and equipment	662	–
Charging:		
Staff costs (Note 8)	494,356	332,335
Operating lease rentals	25,335	18,342
Depreciation expense of property and equipment	37,468	27,309
Amortization of lease prepayment	293	–
Loss on disposals of property and equipment	–	4
Auditors' remuneration	1,179	965

7 FINANCE INCOME, NET

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000 (Note 25)
Interest income	127,514	17,699
Exchange gain, net	36,107	499
	163,621	18,198

8 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Salaries, bonuses and sales commission	332,528	231,452
Contributions to defined contribution benefit plans	50,955	34,497
Discretionary employee benefits	16,775	11,897
Share-based compensation expense	94,098	54,489
	494,356	332,335

Share-based compensation expense by function was analyzed as follows:

	Unaudited			Audited
	Six months ended June 30,			
	2008			2007
	Options and RSUs	SARs	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Cost of revenue	4,566	(1,807)	2,759	6,207
Sales and marketing expenses	29,189	(4,491)	24,698	21,517
Product development expenses	7,886	(1,171)	6,715	6,582
General and administrative expenses	60,836	(910)	59,926	20,183
	102,477	(8,379)	94,098	54,489

	As of June 30,	
	2008	2007
Number of employees	5,925	4,437

9 INCOME TAX CHARGES

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
PRC current tax charge	120,585	101,785
Deferred tax (credit)/charge (Note 22)	(3,141)	2,758
	117,444	104,543

Income tax expense is recognized based on management's best estimate of the projected full year annual effective income tax rate.

PRC Enterprise Income Tax ("EIT")

Current income tax charge primarily represents the provision for EIT for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC.

Pursuant to the tax laws and regulations for taxable years prior to January 1, 2008, entities incorporated in the PRC were subject to EIT at a statutory rate of 33% (30% national EIT plus 3% local income tax), or reduced national EIT rates for certain high and new technology enterprises or software development companies, on PRC taxable income. In 2007, Alibaba China, the major operating entity of the Group, was qualified for the 15% reduced statutory rate on national EIT as a high and new technology enterprise. In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ended December 31, 2007, reducing the applicable tax rate of Alibaba China in 2007 to 15%.

On March 16, 2007, the National People's Congress approved the PRC Enterprise Income Tax Law (the "New EIT Law"). The New EIT Law, which became effective from January 1, 2008, unifies the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25%. In addition, among others, the New EIT Law provides for a preferential tax rate of 15% for enterprises qualified as "High and New Technology Enterprises" ("HNTE"). In December 2007, Alibaba China obtained a certificate issued by the Science and Technology Department of Zhejiang Province confirming Alibaba China's status as a high and new technology enterprise. This certificate is valid for a period of two years from the date of issuance. In addition, management has conducted research and consulted relevant third parties as well as performed certain due diligence procedures to confirm the view of the board of directors that Alibaba China will obtain its formal HNTE designation in 2008 under the New EIT Law upon the completion of certain administrative approval procedures. Consequently, Alibaba China used 15% in the computation of deferred taxes as of June 30, 2008 and the current income tax charge for the six months then ended.

10 DIVIDENDS

	Unaudited	Audited
	Six months ended June 30,	
	2008	2007
	RMB'000	RMB'000
Dividends	–	–

11 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit for the period attributable to equity owners of the Company by the weighted average number of ordinary shares in issue during the period. In determining the weighted average number of ordinary shares in issue for the six months ended June 30, 2007, a total of 4,825,000,000 ordinary shares were deemed to be in issue since January 1, 2007.

	Unaudited	
	Six months ended June 30,	
	2008	2007
Profit for the period attributable to equity owners of the Company (RMB'000)	**697,179**	295,207
Weighted average number of ordinary shares in issue (thousand shares)	**5,052,357**	4,825,000
Earnings per share, basic (RMB)	**RMB13.80 cents**	RMB6.12 cents
Earnings per share, basic (HK$ equivalent) (i)	**HK$15.24 cents**	HK$6.18 cents

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period on the assumption that potentially dilutive share options granted by the Company (collectively forming the denominator for computing the diluted earnings per share) are converted into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the period) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (the numerator).

11 EARNINGS PER SHARE (Continued)

	Unaudited Six months ended June 30, 2008	2007
Profit for the period attributable to equity owners of the Company (RMB'000)	**697,179**	295,207
Weighted average number of ordinary shares in issue (thousand shares)	**5,052,357**	4,825,000
Adjustments for share options (thousand shares)	**3,793**	–
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	**5,056,150**	4,825,000
Earnings per share, diluted (RMB)	**RMB13.79 cents**	RMB6.12 cents
Earnings per share, diluted (HK$ equivalent) [(i)]	**HK$15.23 cents**	HK$6.18 cents

(i) The translation of Renminbi amounts into Hong Kong dollars has been made at the rate of RMB0.9056 to HK$1.0000 for the first half of 2008 (first half of 2007: RMB0.9896 to HK$1.0000). No representation is made that the Renminbi amounts have been, could have been or could be converted into Hong Kong dollars or vice versa, at that rate, or at any rates or at all.

12 PROPERTY AND EQUIPMENT

	Audited					
	Computer equipment RMB'000	Furniture and office equipment RMB'000	Leasehold improvements RMB'000	Buildings RMB'000	Construction in progress RMB'000	Total RMB'000
Six months ended June 30, 2007						
As of January 1, 2007	70,795	16,039	16,645	2,850	6,975	113,304
Additions	42,049	2,749	1,728	-	6,886	53,412
Disposals	(17,001)	(427)	(145)	-	-	(17,573)
Depreciation	(18,085)	(4,544)	(4,609)	(71)	-	(27,309)
Exchange differences	(233)	(8)	(13)	-	-	(254)
Closing net book amount	77,525	13,809	13,606	2,779	13,861	121,580
As of June 30, 2007						
Cost	157,198	33,624	28,573	2,850	13,861	236,106
Accumulated depreciation	(79,673)	(19,815)	(14,967)	(71)	-	(114,526)
Closing net book amount	77,525	13,809	13,606	2,779	13,861	121,580
	Unaudited					
Six months ended June 30, 2008						
As of January 1, 2008	**93,596**	**12,446**	**14,437**	-	**38,513**	**158,992**
Additions	**45,079**	**4,211**	**3,091**	-	**63,347**	**115,728**
Disposals	**(3,296)**	**(194)**	**(447)**	-	-	**(3,937)**
Depreciation	**(27,969)**	**(4,325)**	**(5,174)**	-	-	**(37,468)**
Exchange differences	**(1,197)**	**(27)**	**(89)**	-	-	**(1,313)**
Closing net book amount	**106,213**	**12,111**	**11,818**	-	**101,860**	**232,002**
As of June 30, 2008						
Cost	**224,120**	**37,977**	**38,019**	-	**101,860**	**401,976**
Accumulated depreciation	**(117,907)**	**(25,866)**	**(26,201)**	-	-	**(169,974)**
Closing net book amount	**106,213**	**12,111**	**11,818**	-	**101,860**	**232,002**

13 INTERESTS IN ASSOCIATED COMPANIES

	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
Share of net assets	**48,195**	–
Share of losses from associates	–	–

During the period, the Group disposed of a 64.7% interest in its wholly-owned subsidiary, Alibaba Japan. Upon the completion of the disposal, the Group retained a 35.3% equity interest in Alibaba Japan.

As of June 30, 2008, there were no capital commitments or contingent liabilities relating to the Group's interests in the associated companies.

Details of the associated companies as of June 30, 2008 were set out below:

Name	Place and date of incorporation/ establishment and kind of legal entity	Principal activities	Particulars of issued share/ registered capital	Effective interest held
Directly held:				
Alibaba.com Japan Co., Ltd.	Japan, November 30, 2007, limited liability company	Provision of B2B services on the Japanese-language website	Japanese Yen 10,000,000	35.3%
Indirectly held:				
Ahead Concord Limited	Hong Kong, November 15, 2007, limited liability company	Investment holding	HK$1	35.3%
Zhejiang Ayeda Network Technology Company Limited	PRC, May 23, 2008, limited liability company	Provision of software and technology services	RMB 10,000,000	35.3%

The investment in Alibaba Japan is being accounted for using the equity method. The total investment, including net tangible assets, identifiable intangible assets, is classified as part of investments in associated companies on the Group's consolidated balance sheet. As the financial year of Alibaba Japan ends on March 31, the Group records its share of the results of Alibaba Japan and any related amortization expense, one quarter in arrears, in the share of profit/loss from associated companies on the consolidated income statement.

14 PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
Non-current portion		
Loans to employees [i]	**21,282**	27,067
Current portion		
Interest income receivables	**72,967**	20,920
Prepaid rentals, rentals deposits and other deposits	**22,802**	16,286
Prepaid expenses and others	**17,215**	10,937
	112,984	48,143
Total	**134,266**	75,210

[i] The fair value of loans to employees was determined using discounted cash flows at a market rate of 7.56%, which was equivalent to the effective interest rate on the loans.

15 DEFERRED COSTS

Upon the receipt of service fees from paying members, the Group is obligated to pay certain costs related to the receipt of such service fees which primarily comprise sales commissions and certain employee benefits to salesmen. The service fees are initially deferred and recognized in the income statement in the period in which the services are rendered (Note 18). As such, the related costs are also initially deferred and recognized in the income statement in the same period as the related service fees are recognized.

16 AMOUNTS DUE FROM/(TO) RELATED COMPANIES

During the period, the Group has an arrangement with a fellow subsidiary pursuant to which the fellow subsidiary would unconditionally refer its existing customers to purchase certain designated services of the Group. Under this arrangement, the fellow subsidiary would pay to the Group an amount equivalent to the unused value in the customer accounts of the fellow subsidiary upon customer confirming their intention to purchase the Group's designated services. As a result of this arrangement, an amount of RMB3,840,000 was payable by such fellow subsidiary as of June 30, 2008.

Amounts due from/(to) related parties are unsecured, interest free and expected to be recovered within one year. The carrying amounts of the balances approximate to their respective fair values.

17 CASH AND BANK BALANCE

	Unaudited June 30, 2008	Audited December 31, 2007
	RMB'000	RMB'000
Cash at banks and on hand	**1,724,456**	1,566,907
Term deposits and short-term highly liquid investments with initial term of three months or less	**458,024**	2,754,263
Term deposits with original maturities of over three months	**3,590,000**	952,382
	5,772,480	5,273,552

18 DEFERRED REVENUE AND CUSTOMER ADVANCES

Deferred revenue and customer advances represent service fees prepaid by paying members for which the relevant services have not been rendered. The respective balances were as follows:

	Unaudited June 30, 2008	Audited December 31, 2007
	RMB'000	RMB'000
Customer advances	**344,375**	475,391
Deferred revenue	**1,643,455**	1,444,458
	1,987,830	1,919,849
Less: current portion	**(1,898,080)**	(1,849,655)
Non-current portion	**89,750**	70,194

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the rendering of services by the Group. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

19 TRADE PAYABLES

The aging analysis of trade payables was as follows:

	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
0 - 30 days	**9,306**	8,034
31 days - 60 days	**909**	2,753
61 days - 90 days	**135**	1,634
Over 90 days	**1,188**	462
	11,538	12,883

20 OTHER PAYABLES AND ACCRUALS

	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
Accrued salaries, bonuses, welfare expenses, sales commissions and payables related to share appreciation rights	**102,059**	151,900
Accrued advertising and promotion expenses, professional fees, office expenses, costs related to the initial public offering of the shares of the Company and others	**92,643**	132,941
Accrued purchases of property and equipment	**40,308**	24,128
Other taxes payable	**19,416**	23,750
Deposits received from contractors in relation to the construction of corporate campus	**6,215**	4,366
	260,641	337,085

21 DERIVATIVE FINANCIAL INSTRUMENTS

	Unaudited June 30, 2008		Audited December 31, 2007	
	Assets RMB'000	**Liabilities RMB'000**	Assets RMB'000	Liabilities RMB'000
Fair value of forward foreign exchange contracts	**–**	**5,365**	–	–

22 DEFERRED TAX ASSETS

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The offset amounts were as follows:

	Unaudited June 30, 2008	Audited December 31, 2007
	RMB'000	RMB'000
Deferred tax assets:		
– Deferred tax assets to be recovered after more than 12 months	**21,359**	17,303
– Deferred tax assets to be recovered within 12 months	**289,515**	288,319
	310,874	305,622
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after more than 12 months	**(1,615)**	(1,620)
– Deferred tax liabilities to be settled within 12 months	**(45,807)**	(43,691)
	(47,422)	(45,311)
Deferred tax assets, net	**263,452**	260,311

22 DEFERRED TAX ASSETS (Continued)

The movement of net deferred tax assets was as follows:

	Unaudited RMB'000
As of January 1, 2008	260,311
Credited to the income statement (Note 9)	3,141
As of June 30, 2008	263,452

The movement in deferred tax assets and liabilities during the period, without taking into consideration the offsetting of balances within the same tax jurisdiction, was as follows:

Deferred tax assets

	Unaudited			
	Deferred revenue and customer advances RMB'000	Depreciation RMB'000	Others [(i)] RMB'000	Total RMB'000
As of January 1, 2008	278,620	7,157	19,845	305,622
Credited/(charged) to the income statement	4,236	1,530	(514)	5,252
As of June 30, 2008	282,856	8,687	19,331	310,874

(i) Others primarily represent accrued expenses which are not deductible until paid under PRC tax laws.

Deferred tax liabilities

	Unaudited Deferred costs RMB'000
As of January 1, 2008	(45,311)
Charged to the income statement	(2,111)
As of June 30, 2008	(47,422)

23 CAPITAL COMMITMENTS

(i) Capital expenditures contracted for were analyzed as follows:

	Unaudited June 30, 2008 RMB'000	Audited December 31, 2007 RMB'000
Contracted but not provided for:		
Purchase of property and equipment	**9,144**	11,501
Construction of a corporate campus	**88,306**	83,587
	97,450	95,088

(ii) Pursuant to the agreements signed between Alibaba China and The Bureau of State Land and Resources of Hangzhou Municipality, Binjiang Branch on June 26, 2006, Alibaba China paid approximately RMB29,332,000 in connection with the prepayment of an operating lease for land use rights in the PRC for a period of 50 years for the corporate campus to be constructed. Alibaba China has committed that the total investment for the construction would not be less than RMB300 million by June 26, 2009.

24 RELATED PARTY TRANSACTIONS

During the period, Alibaba Japan, an associated company of the Company, paid US$2.2 million to the Group mainly for reimbursing the costs incurred by the Group in upgrading the Japan website as well as certain fixed assets and customer information of the Japan website before the sale of the Japanese business by the Group (Note 5(i)).

Save as disclosed above and in other areas of these condensed consolidated interim financial statements, transactions with related parties during the period are not significant to the Group. There have been no material changes in the total amount of outstanding balances with related parties as compared to the outstanding balances as of December 31, 2007.

No transactions have been entered into with the key management personnel (being the directors) of the Company during the period other than the emoluments paid to them (being the directors' emoluments).

25 COMPARATIVES

Certain comparatives figures have been reclassified to conform to the presentation of the current period.

INTERIM DIVIDEND

The board of directors of Alibaba.com Limited ("Company", together with its subsidiaries, "Group") has resolved not to declare the payment of an interim dividend for the six months ended June 30, 2008 (six months ended June 30, 2007: Nil).

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As of June 30, 2008, the interests and short positions of our directors and chief executives in the shares, underlying shares or debentures of our Company or any of our associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by our Company pursuant to Section 352 of the SFO, or as otherwise notified to our Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code for Securities Transactions") set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(1) Long positions in ordinary shares of HK$0.0001 each of our Company ("Shares"):

Name of director	Notes	Capacity/ nature of interest	Number of Shares/ underlying Shares held	Total	Approximate percentage of our Company's issued share capital
WEI Zhe, David	(a)	Beneficial owner	512,000		
		Interest of controlled corporation	48,250,000	48,762,000	0.97%
WU Wei, Maggie	(b)	Beneficial owner	74,000		
		Interest of controlled corporation	9,650,000	9,724,000	0.19%
DAI Shan, Trudy	(c)	Beneficial owner	870,000		
		Interest of spouse	600,000		
		Interest of controlled corporation	3,400,000	4,870,000	0.10%
PENG Yi Jie, Sabrina	(d)	Beneficial owner	1,400,000		
		Interest of controlled corporation	1,000,000	2,400,000	0.05%
XIE Shi Huang, Simon	(e)	Beneficial owner	780,000		
		Interest of controlled corporation	3,500,000	4,280,000	0.08%
MA Yun, Jack	(f)	Beneficial owner	28,369,053	28,369,053	0.56%
TSAI Chung, Joseph	(g)	Interest of spouse	120,000		
		Interest of controlled corporation	11,401,560	11,521,560	0.23%
TSOU Kai-Lien, Rose		Beneficial owner	94,000	94,000	0.00%
TSUEI, Andrew Tien Yuan	(h)	Beneficial owner	940,000	940,000	0.02%
LONG Yong Tu		Beneficial owner	100,000	100,000	0.00%
NIU Gen Sheng		Beneficial owner	100,000	100,000	0.00%
KWAUK, Teh Ming Walter		Beneficial owner	100,000	100,000	0.00%

Notes:

(a) These securities represent (i) relevant interests in respect of 48,250,000 underlying Shares held by Direct Solutions Management Limited, which were owned by Maimex Company Limited for the benefit of Mr. Wei pursuant to the Pre-IPO Share Incentive Scheme (particulars of which are set out in our 2007 annual report) adopted by Alibaba Group Holding Limited ("Alibaba Group"); and (ii) share options in respect of 512,000 underlying Shares granted to Mr. Wei on February 1, 2008.

(b) These securities represent (i) relevant interests in respect of 9,650,000 underlying Shares held by Direct Solutions Management Limited, which were owned by Sheenson Development Limited for the benefit of Ms. Wu pursuant to the Pre-IPO Share Incentive Scheme; and (ii) share options in respect of 74,000 underlying Shares granted to Ms. Wu on February 1, 2008.

(c) These securities represent (i) Shares to be transferred from Alibaba Group to the following persons pursuant to the relevant terms of the Employee Equity Exchange (particulars of which are set out in note 25 to the financial statements on pages 132 to 141 of our 2007 annual report): 360,000 Shares to Ms. Dai, 600,000 Shares to Mr. Sheng Yi Fei (Ms. Dai's spouse) and 1,440,000 Shares to Able Island Assets Corp. (a company ultimately owned by Ms. Dai and her spouse); (ii) 240,000 Shares held by Ms. Dai and 960,000 Shares held by Able Island Assets Corp.; (iii) relevant interests in respect of 1,000,000 underlying Shares held by Direct Solutions Management Limited, which were owned by Golden Jade Investment Limited, a company ultimately owned by a trust established by Ms. Dai for the benefit of her family pursuant to the Pre-IPO Share Incentive Scheme; and (iv) share options in respect of 270,000 underlying Shares granted to Ms. Dai on February 1, 2008.

(d) These securities represent (i) 855,000 Shares to be transferred from Alibaba Group to Ms. Peng pursuant to the relevant terms of the Employee Equity Exchange; (ii) 320,000 Shares held by Ms. Peng; (iii) relevant interests in respect of 1,000,000 underlying Shares held by Direct Solutions Management Limited, which were owned by Netyan Enterprises Ltd. for the benefit of Ms. Peng pursuant to the Pre-IPO Share Incentive Scheme; and (iv) share options in respect of 225,000 underlying Shares granted to Ms. Peng on February 1, 2008.

(e) The securities represent (i) Shares to be transferred from Alibaba Group to the following persons pursuant to the relevant terms of the Employee Equity Exchange: 360,000 Shares to Mr. Xie and 1,800,000 Shares to Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family; (ii) 240,000 Shares held by Mr. Xie and 1,200,000 Shares held by Navibell Venture Corp.; (iii) relevant interests in respect of 500,000 underlying Shares held by Direct Solutions Management Limited, which were owned by Lionyet International Ltd. for the benefit of Mr. Xie pursuant to the Pre-IPO Share Incentive Scheme; and (iv) share options in respect of 180,000 underlying Shares granted to Mr.Xie on February 1, 2008.

(f) These securities represent (i) 17,021,432 Shares to be transferred from Alibaba Group to Mr. Ma pursuant to the relevant terms of the Employee Equity Exchange; and (ii) 11,347,621 Shares held by Mr. Ma.

(g) These securities represent (i) Shares to be transferred from Alibaba Group to the following persons pursuant to the relevant terms of the Employee Equity Exchange: 1,800,000 Shares to Parufam Limited (a company ultimately owned by a trust established by a family member in which Mr. Tsai is a beneficiary), 5,040,936 Shares to MFG Limited (a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family) and 72,000 Shares to Ms. Clara Wu Ming-Hua, Mr. Tsai's spouse; (ii) 1,200,000 Shares held by Parufum Limited, 1,256,322 Shares held by MFG Limited, 2,104,302 Shares held by MFG II Ltd (a company ultimately owned by Mr. Tsai and 48,000 Shares held by Ms. Clara Wu Ming-Hua.

(h) These securities represent (i) 504,000 Shares to be transferred from Alibaba Group to Mr. Tsuei pursuant to the relevant terms of the Employee Equity Exchange; and (ii) 436,000 Shares directly held by Mr. Tsuei.

(2) Long positions in shares and underlying shares of associated corporations:

(i) Alibaba Group

Name of Director	Notes	Interests in shares/ underlying shares	Capacity/ nature of interest	Number of shares/ underlying shares held	Total	Approximate percentage of Alibaba Group's issued share capital
WEI Zhe, David	(a)	Share options	Beneficial owner	3,400,000	3,400,000	0.14%
WU Wei, Maggie	(b)	Share options	Beneficial owner	600,000	600,000	0.02%
DAI Shan, Trudy	(c)	Ordinary shares	Beneficial owner	245,000		
			Interest of spouse	587,500		
			Interest of controlled corporation	11,615,250		
		Share options	Beneficial owner	401,260		
			Interest of spouse	36,250	12,885,260	0.53%
PENG Yi Jie, Sabrina	(d)	Ordinary shares	Beneficial owner	285,000		
			Interest of controlled corporation	52,249		
		Share options	Beneficial owner	422,751	760,000	0.03%
XIE Shi Huang, Simon	(e)	Ordinary shares	Beneficial owner	1,317,084		
			Interest of controlled corporation	8,863,236		
		Share options	Beneficial owner	210,964	10,391,284	0.43%
MA Yun, Jack	(f)	Ordinary shares	Beneficial owner	40,400,321		
			Interest of spouse	144,028,496		
		Share options	Beneficial owner	2,046,667		
			Interest of spouse	69,000	186,544,484	7.64%
TSAI Chung, Joseph	(g)	Ordinary shares	Beneficial owner	2,522,964		
			Interest of spouse	24,000		
			Interest of controlled corporation	71,707,244		
		Share options	Beneficial owner	3,220,000		
			Interest of spouse	160,000	77,634,208	3.18%
TSUEI, Andrew Tien Yuan	(h)	Ordinary shares	Beneficial owner	488,000		
		Share options	Beneficial owner	800,000	1,288,000	0.05%

Notes:

(a) These securities represent outstanding options to purchase shares of Alibaba Group directly owned by Mr. Wei.

(b) These securities represent outstanding options to purchase shares of Alibaba Group directly owned by Ms. Wu.

(c) These securities represent: (i) 245,000 issued shares of Alibaba Group directly owned by Ms. Dai; (ii) 401,260 outstanding options to purchase shares of Alibaba Group directly issued to Ms. Dai; (iii) 587,500 issued shares of Alibaba Group directly owned by Mr. Sheng Yi Fei, Ms. Dai's spouse; (iv) 36,250 outstanding options to purchase shares of Alibaba Group issued to Ms. Dai's spouse; (v) 1,480,000 issued shares of Alibaba Group held by Able Island Assets Corp., a company ultimately owned by Ms. Dai and her spouse; (vi) 4,900,900 issued shares of Alibaba Group held by Golden Jade Investment Limited, a company ultimately owned by a trust established by Ms. Dai for the benefit of her family; and (vii) 5,234,350 issued shares of Alibaba Group held by Nationbright Investment Limited, a company ultimately owned by a trust established by Ms. Dai's spouse for the benefit of his family.

(d) These securities represent: (i) 285,000 issued shares of Alibaba Group directly owned by Ms. Peng; and (ii) 422,751 outstanding options to purchase shares of Alibaba Group directly owned by Ms. Peng; and (iii) 52,249 issued shares of Alibaba Group held by Netyan Enterprises Ltd., a company ultimately owned by Ms. Peng.

(e) These securities represent: (i) 1,317,084 issued shares of Alibaba Group directly owned by Mr. Xie; (ii) 210,964 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Xie; and (iii) 8,863,236 issued shares of Alibaba Group held by Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family.

(f) These securities represent: (i) 40,400,321 issued shares of Alibaba Group directly owned by Mr. Ma; (ii) 2,046,667 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Ma; (iii) 91,250,136 issued shares of Alibaba Group held by JC Properties Limited, a company controlled by Ms. Zhang Ying, Mr. Ma's spouse and ultimately owned by a trust of which certain family members of Mr. Ma are beneficiaries; (iv) 52,778,360 issued shares of Alibaba Group held by JSP Investment Limited, a company ultimately owned by a trust of which certain family members of Ms. Zhang Ying are beneficiaries; and (v) 69,000 outstanding options to purchase shares of Alibaba Group issued to JSP Investment Limited.

(g) These securities represent: (i) 2,522,964 issued shares of Alibaba Group directly owned by Mr. Tsai; (ii) 3,220,000 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Tsai; (iii) 24,000 issued shares of Alibaba Group directly owned by Ms. Clara Wu Ming-Hua, Mr. Tsai's spouse; (iv) 160,000 outstanding option to purchase shares of Alibaba Group directly issued to Mr. Tsai's spouse; (v) 19,241,092 issued shares of Alibaba Group held by MFG Limited, a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family; (vi) 23,505,952 issued shares of Alibaba Group held by Parufam Limited, a company ultimately owned by a trust established by a family member in which Mr. Tsai is a beneficiary; and (vii) 28,960,200 issued shares of Alibaba Group held by PMH Holding Limited, a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family.

(h) These securities represent (i) 488,000 shares of Alibaba Group directly held by Mr. Tsuei; and (ii) 800,000 outstanding options to purchase shares of Alibaba Group directly issued to Mr. Tsuei.

(ii) ***杭州阿里巴巴廣告有限公司***

Name of Director	Note	Interests in shares/ underlying shares/ amount of registered capital	Capacity/ nature of interest	Number of shares/ underlying shares/ amount of registered capital held	Total	Approximate percentage of our associated corporation's issued share capital/total registered capital
MA Yun, Jack	(a)	Registered capital	Beneficial owner	RMB8,000,000	RMB8,000,000	80%
XIE Shi Huang, Simon	(a)	Registered capital	Beneficial owner	RMB2,000,000	RMB2,000,000	20%

Note:

(a) The total registered capital was RMB10,000,000.

(iii) ***北京阿里巴巴信息技術有限公司***

Name of Director	Note	Interests in shares/ underlying shares/ amount of registered capital	Capacity/ nature of interest	Number of shares/ underlying shares/ amount of registered capital held	Total	Approximate percentage of our associated corporation's issued share capital/total registered capital
MA Yun, Jack	(a)	Registered capital	Beneficial owner	RMB8,000,000	RMB8,000,000	80%
XIE Shi Huang, Simon	(a)	Registered capital	Beneficial owner	RMB2,000,000	RMB2,000,000	20%

Note:

(a) The total registered capital was RMB10,000,000.

(iv) 杭州口口相傳網絡技術有限公司

Name of Director	Note	Interests in shares/ underlying shares/ amount of registered capital	Capacity/ nature of interest	Number of shares/ underlying shares/ amount of registered capital held	Total	Approximate percentage of our associated corporation's issued share capital/total registered capital
MA Yun, Jack	(a)	Registered capital	Beneficial owner	RMB480,000	RMB480,000	48%

Note:

(a) The total registered capital was RMB1,000,000.

(3) Short positions in ordinary shares of associated corporations:

Alibaba Group

Name of Director	Notes	Capacity/ nature of interest	Number of shares/ underlying shares held	Total	Approximate percentage of the associated corporation's issued share capital
DAI Shan, Trudy	(a)	Beneficial owner	120,000		
		Interest of spouse	200,000		
		Interest of controlled corporation	480,000	800,000	0.03%
PENG Yi Jie, Sabrina	(b)	Beneficial owner	285,000	285,000	0.01%
XIE Shi Huang, Simon	(c)	Beneficial owner	120,000		
		Interest of controlled corporation	600,000	720,000	0.03%
MA Yun, Jack	(d)	Beneficial owner	5,673,811	5,673,811	0.23%
TSAI Chung, Joseph	(e)	Interest of spouse	24,000		
		Interest of controlled corporation	2,280,312	2,304,312	0.09%
TSUEI, Andrew Tien Yuan	(f)	Beneficial owner	168,000	168,000	0.01%



Notes:

(a) The short position arising from the Employee Equity Exchange represents (i) 120,000 issued shares of Alibaba Group directly owned by Ms. Dai; (ii) 200,000 issued shares of Alibaba Group directly owned by Mr. Sheng Yi Fei, Ms. Dai's spouse; and (iii) 480,000 issued shares of Alibaba Group held by Able Island Assets Corp., a company ultimately owned by Ms. Dai and her spouse. These securities are exchangeable into 2,400,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(b) The short position arising from the Employee Equity Exchange represents 285,000 issued shares of Alibaba Group directly owned by Ms. Peng. These securities are exchangeable into 855,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(c) The short position arising from the Employee Equity Exchange represents (i) 120,000 issued shares of Alibaba Group directly owned by Mr. Xie; and (ii) 600,000 issued shares of Alibaba Group held by Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family. These securities are exchangeable into 2,160,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(d) The short position arising from the Employee Equity Exchange represents 5,673,811 issued shares of Alibaba Group directly owned by Mr. Ma. These securities are exchangeable into 17,021,432 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(e) The short position arising from the Employee Equity Exchange represents (i) 600,000 issued shares of Alibaba Group held by Parufam Limited, a company ultimately owned by a trust established by a family member in which Mr. Tsai is a beneficiary; (ii) 1,680,312 issued shares of Alibaba Group held by MFG Limited, which is ultimately owned by a trust established by Mr. Tsai for the benefit of his family; and (iii) 24,000 issued shares of Alibaba Group directly owned by Ms. Clara Wu Ming-Hua, Mr. Tsai's spouse. These securities are exchangeable into 6,912,936 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

(f) The short position arising from the Employee Equity Exchange represents 168,000 issued shares of Alibaba Group directly owned by Mr. Tsuei. These securities are exchangeable into 504,000 Shares upon expiry of certain lock-up periods pursuant to the Employee Equity Exchange.

Save as disclosed above, as of June 30, 2008, none of our directors or chief executives had registered an interest or short positions in the shares, underlying shares or debentures of our Company or any of our associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to us and the Stock Exchange pursuant to the Model Code for Securities Transactions.

SHARE-BASED INCENTIVE SCHEMES

(A) RESTRICTED SHARE UNIT SCHEME

We adopted a restricted share unit scheme (the "RSU Scheme") by a resolution of our then sole shareholder and a resolution of our board both on October 12, 2007. The RSU Scheme was amended by a resolution of our shareholders at our annual general meeting held on May 5, 2008. Details of these amendments were set out in our circular to shareholders dated April 10, 2008. The purpose of the RSU Scheme is to attract and retain the best available personnel by providing additional incentives to employees; or any consultants or advisor to our Group; or any third party supplier or provider of goods and/or services to any member of our Group; or any customer of the Group; or any third party that promotes the sales and marketing of the goods or services of, or provides any promotional support to, our Group; or any other third party group or class of persons or entities from time to time determined by our directors as having contributed or may contribute by way of joint venture or co-operation to the development and growth of our Group. The RSU Scheme is not subject to the provisions of Chapter 17 of the Listing Rules.

Pursuant to the listing approval issued by the Stock Exchange on November 5, 2007, the total number of Shares subject to the Share Option Scheme (as defined below) and the RSU Scheme must not, in aggregate, exceed 135,100,000 Shares, representing approximately 2.67% of the issued share capital of our Company as of June 30, 2008. Pursuant to our shareholder's resolution passed at the annual general meeting held on May 5, 2008, the total number of Shares subject to the Share Option Scheme and the RSU Scheme must not, in aggregate, exceed 125,292,527 Shares, representing approximately 2.48% of the issued share capital of our Company as of June 30, 2008.

Particulars and movement of the RSUs under the RSU Scheme during the six months ended June 30, 2008 were as follows:

	Number of RSUs						
Name or category of participant	Outstanding as at 01/01/2008	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at 30/06/2008	Date of grant	Vesting period
						(DD/MM/YY)	(DD/MM/YY)
Directors	-	-	-	-	-		
Sub-total	-	-	-	-	-		
Others							
Employees	-	3,806,973	-	107,747	3,699,226	01/02/2008	01/02/2009–01/02/2012
	-	239,136	-	-	239,136	20/06/2008	01/02/2009–01/02/2012
Sub-total	-	4,046,109	-	107,747	3,938,362		
Total	-	4,046,109	-	107,747	3,938,362		

(B) SHARE OPTION SCHEME

We also adopted a share option scheme (the "Share Option Scheme") by a resolution of our then sole shareholder and a resolution of our board both on October 12, 2007, and the Share Option Scheme became effective on the date of our listing. The purpose of the Share Option Scheme is to attract skilled and experienced personnel, to incentivize them to remain with our Company and to give effect to our customer-focused corporate culture, and to motivate them to strive for our future development and expansion by providing them with the opportunity to acquire our equity interests.

Particulars and movements of share options under the Share Option Scheme during the six months ended June 30, 2008 were as follows:

	Number of share options										
Name or category of participant	Outstanding as at 01/01/2008	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at 30/06/2008	Date of grant (Note a)	Exercise period	Subscription price per Share	Price immediately preceding the grant date of share options (Note b)	Price immediately preceding the exercise date of share options (Note c)
							(DD/MM/YY)	(DD/MM/YY)	HK$	HK$	HK$
Directors											
WEI Zhe, David	-	512,000	-	-	-	512,000	01/02/2008	01/02/2009-01/02/2014	19.86	18.46	N/A
WU Wei, Maggie	-	74,000	-	-	-	74,000	01/02/2008	01/02/2009-01/02/2014	19.86	18.46	N/A
DAI Shan, Trudy	-	270,000	-	-	-	270,000	01/02/2008	01/02/2009-01/02/2014	19.86	18.46	N/A
PENG Yi Jie, Sabrina	-	225,000	-	-	-	225,000	01/02/2008	01/02/2009-01/02/2014	19.86	18.46	N/A
XIE Shi Huang, Simon	-	180,000	-	-	-	180,000	01/02/2008	01/02/2009-01/02/2014	19.86	18.46	N/A
Sub-total	-	1,261,000	-	-	-	1,261,000					
Others											
Employees	-	4,739,500	-	70,000	-	4,669,500	01/02/2008	12/11/2008-01/02/2014 Note (a)(i) 01/02/2009-01/02/2014 Note (a)(ii)	19.86	18.46	N/A
	-	2,470,000	-	40,000	-	2,430,000	20/06/2008	28/01/2010-20/06/2014 Note (a)(i)	12.74	12.00	N/A
Sub-total	-	7,209,500	-	110,000	-	7,099,500					
Total	-	8,470,500	-	110,000	-	8,360,500					

Notes:

(a) All share options granted are subject to a vesting schedule and can be exercised in the following manner:

(i) **On-hire Grant**

Date	**Percentage that can be exercised** For the period	Cumulative
First vesting date	50%	50%
First anniversary of first vesting date	25%	75%
Second anniversary of first vesting date	25%	100%

The vesting period of all on-hire grant commences on the hiring date of the relevant employee and the first vesting date falls on the second anniversary of the hiring date.

(ii) **Performance Grant**

Date	**Percentage that can be exercised** For the period	Cumulative
First vesting date	25%	25%
First anniversary of first vesting date	25%	50%
Second anniversary of first vesting date	25%	75%
Third anniversary of first vesting date	25%	100%

The vesting period of all performance grant commences on the date of grant of share options and the first vesting date falls on the first anniversary of the date of grant of share options.

Any share options not exercised at the end of each exercise period shall lapse automatically.

(b) The price of the Shares disclosed as immediately preceding the date of grant of the share options is the closing price of the Shares quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options.

(c) This represents the weighted average closing price of the Shares immediately before the date on which the options were exercised. No share options were exercised during the period.

(d) The fair value of share options granted under the Share Options Scheme on February 1, 2008 and June 20, 2008, measured as at the date of grant, were approximately HK$107,528,960 and HK$29,442,400 respectively. The following significant assumptions were used to derive the fair values, using the Black-Scholes option pricing model:

Date of grant	**February 1, 2008**		**June 20, 2008**	
Types of grant	**On-hire grant**	**Performance grant**	**On-hire grant**	**Performance grant**
Expected volatility (%)	45.86	45.91	50.80	N/A
Expected life (in years)	4.38	4.25	4.38	N/A
Risk-free interest rate (%)	1.9590	1.9368	3.4967	N/A
Expected dividend yield (%)	0	0	0	N/A

In total, HK$94,098,000 of employee compensation expense has been included in the consolidated income statement for the period ended June 30, 2008 (2007: HK$54,489,000).

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2008, the following are the persons, other than the directors or chief executives of our Company, who had interests or short positions in the Shares and underlying Shares as recorded in the register of interests required to be kept by our Company pursuant to Section 336 of Part XV of the SFO:

Name	Capacity	Long position / short position	No. and description of Shares or debentures	Total	Approximate percentage of our Company's issued share capital
Alibaba Group	Beneficial owner	Long position	3,917,398,229 Shares (Note a)	3,917,398,229 Shares	77.54%
	Beneficial owner	Short position	353,206,157 Shares (Note b)	353,206,157 Shares	6.99%
Yahoo! Inc.	Beneficial owner	Long position	57,481,000 Shares		
	Interest of controlled corporation	Long position	3,917,398,229 Shares (Note c)	3,974,879,229 Shares	78.67%
	Interest of controlled corporation	Short position	353,846,069 Shares (Note d)	353,846,069 Shares	7.00%

Notes:

(a) These include 353,206,157 Shares held by Alibaba Group which will be transferred to employees pursuant to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme.

(b) These represent Shares subject to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme.

(c) These 3,917,398,229 Shares were beneficially owned by Alibaba Group. As Yahoo! Inc., directly or indirectly through its wholly-owned subsidiaries, owns more than one-third of the shares of Alibaba Group, it was deemed to be interested in all Shares registered in the name of Alibaba Group under the SFO.

(d) These include 353,206,157 Shares subject to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme as set out in Note (b) above.

Save as disclosed above, as of June 30, 2008, no person, other than our directors, whose interests are set out in the section "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures" above, had registered an interest or short positions in the Shares or underlying Shares that were required to be recorded pursuant to Section 336 of Part XV of the SFO.

CODE ON CORPORATE GOVERNANCE PRACTICES

We are committed to maintaining and upholding good corporate governance in order to protect the interests of our customers, staff and shareholders. Our board of directors sets high standards for our employees, senior management and directors. We abide strictly by the laws and regulations of PRC and the other jurisdictions where we operate, and we observe the guidelines and rules issued by regulatory authorities relevant to our business and our Company, such as those issued by the PRC Ministry of Information Industry, the Hong Kong Securities and Futures Commission and the Stock Exchange.

We applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules throughout the six months ended June 30, 2008.

MODEL CODE FOR SECURITIES TRANSACTIONS

We have adopted our own Guidelines on Dealing in Securities, on terms no less exacting than the required standard set out in the Model Code for Securities Transactions in Appendix 10 of the Listing Rules, in respect of dealings by our directors and employees in the securities of our Company.

According to our specific enquiry, all directors have confirmed their compliance with the required standard set out in our Guidelines on Dealing in Securities and the Model Code for Securities Transactions throughout the six months ended June 30, 2008.

PURCHASE, SALE OR REDEMPTION OF THE LISTED SECURITIES OF THE COMPANY

During the six months ended June 30, 2008, neither our Company nor any of our subsidiaries purchased, sold or redeemed any of the listed securities of our Company.

REVIEW OF FINANCIAL STATEMENTS

We have established an audit committee with written terms of reference. The principal duties of our audit committee include the review of our audit plan and process with the auditors, the independence of auditors, our financial statements and our system of internal control. Our audit committee consists of three non-executive directors (two out of three are independent non-executive directors), namely Messrs. KWAUK Teh Ming, Walter (committee chairman), LONG Yong Tu and TSAI Chung, Joseph.

Our interim results for the six months ended June 30, 2008 were reviewed by our audit committee, which was of the opinion that the preparation of such interim results complied with the applicable accounting standards and requirements and that adequate disclosures were made. Such interim financial statements have not been audited but have been reviewed by our external auditors.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman and Non-executive Director
MA Yun, Jack

Executive Directors
WEI Zhe, David *(Chief Executive Officer)*
WU Wei, Maggie *(Chief Financial Officer)*
DAI Shan, Trudy
PENG Yi Jie, Sabrina
XIE Shi Huang, Simon

Non-executive Directors
TSAI Chung, Joseph
TSUEI, Andrew Tien Yuan
TSOU Kai-Lien, Rose
OKADA, Satoshi

Independent Non-executive Directors
LONG Yong Tu
NIU Gen Sheng
KWAUK Teh Ming, Walter

BOARD COMMITTEES

Audit Committee
KWAUK Teh Ming, Walter *(Chairman)*
LONG Yong Tu
TSAI Chung, Joseph

Remuneration Committee
NIU Gen Sheng *(Chairman)*
KWAUK Teh Ming, Walter
TSAI Chung, Joseph

Nomination Committee
MA Yun, Jack *(Chairman)*
LONG Yong Tu
NIU Gen Sheng

Investment Management Committee
TSAI Chung, Joseph *(Chairman)*
MA Yun, Jack
WEI Zhe, David
WU Wei, Maggie
TSUEI, Andrew Tien Yuan

AUTHORIZED REPRESENTATIVES
WU Wei, Maggie
CHOW LOK Mei Ki, Cindy

QUALIFIED ACCOUNTANT
CHOW LOK Mei Ki, Cindy *CPA (Hong Kong), CPA (USA)*

COMPANY SECRETARY
WONG Lai Kin, Elsa *Solicitor (Hong Kong)*

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants

COMPLIANCE ADVISER
N M Rothschild & Sons (Hong Kong) Limited

LEGAL ADVISERS
Freshfields Bruckhaus Deringer *(as to Hong Kong law)*
Sullivan & Cromwell LLP *(as to United States law)*
Fangda Partners *(as to PRC law)*
Maples and Calder *(as to Cayman Islands law)*

PRINCIPAL BANKERS IN CHINA (IN ALPHABETICAL ORDER)
Bank of China Limited
China Merchants Bank
Industrial and Commercial Bank of China Ltd.

PRINCIPAL BANKER IN HONG KONG
The Hongkong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

Trident Trust Company (Cayman) Limited
Fourth Floor, One Capital Place
P.O. Box 847GT, Grand Cayman
Cayman Islands

CORPORATE HEADQUARTERS

6th Floor, Chuangye Mansion
East Software Park
99 Huaxing Road
Hangzhou 310099
China

PLACE OF BUSINESS IN HONG KONG

20th Floor, Jubilee Centre
18 Fenwick Street
Wanchai, Hong Kong

WEBSITE ADDRESS

www.alibaba.com (International marketplace)
www.alibaba.com.cn (China marketplace)

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman KY1-1106
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

STOCK CODE

1688



www.alibaba.com



September 18, 2008

Dear Shareholder(s),

Letter to new shareholders
Election of language and means of receipt of corporate communications

Pursuant to the applicable legislation/rules, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and/or the articles of association of Alibaba.com Limited ("Company", stock code: 1688), the Company shall make available the following options for you to elect for receipt of future corporate communications ("Corporate Communications"), which means any document(s) to be issued by the Company for the information or action of any holders of its securities, including but not limited to:

(a) the annual report;
(b) the interim report;
(c) the notice of meeting;
(d) the listing documents;
(e) the circular; and
(f) the proxy form.

in the following manners:

(1) to read future Corporate Communications issued by the Company to its shareholders published on the Company's website ("Website Version") in place of receiving printed copies, and receive printed notification of the publication of the Corporate Communications; or
(2) to receive the printed English version of all future Corporate Communications only; or
(3) to receive the printed Chinese version of all future Corporate Communications only; or
(4) to receive both the printed English and Chinese versions of all future Corporate Communications.

In support of environmental protection and for the purpose of saving printing and mailing costs, we recommend you to select the Website Version. To make your election, please complete, sign and return the enclosed reply form, in the envelope provided, to the Company c/o its Hong Kong branch share registrar ("Hong Kong Branch Share Registrar"), Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If we do not receive the enclosed reply form from you by October 9, 2008 and until you inform the Company (c/o the Hong Kong Branch Share Registrar) by reasonable notice in writing according to the relevant laws and regulations, only a printed Chinese version of any Corporate Communication will be sent to you if you are a shareholder who is a natural person with a Chinese name and has an address in Hong Kong appearing on the register of members of the Company. Otherwise, we will only send you a printed English version of any Corporate Communication.

You have the right at any time by reasonable notice to the Company (c/o the Hong Kong Branch Share Registrar) to change the choice of language and means of receipt of the Corporate Communications. Even if you have chosen to receive all future Corporate Communications using electronic means but for any reason have difficulty in receiving or gaining access to the Corporate Communications, the Company will promptly upon your request send the Corporate Communications to you in printed form free of charge.

Please note that printed copies of the English and Chinese language versions of all future Corporate Communications will be available from the Company or the Hong Kong Branch Share Registrar on request. The same will also be available on the Company's website at http://ir.alibaba.com and the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.

Should you have any queries in relation to this letter, please call our hotline at (852) 2862 8555 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays.

Yours faithfully,
For and on behalf of
Alibaba.com Limited
Wong Lai Kin, Elsa
Company Secretary

Encl.

20/F., Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong
Tel: (852) 2215 5100 Fax: (852) 2215 5200



敬啟者：

致新股東的函件 — 選擇收取公司通訊文件的語言版本及途徑

根據適用之法例／規則，包括香港聯合交易所有限公司證券上市規則及／或阿里巴巴網絡有限公司(「本公司」，股份代號：1688)組織章程細則，本公司須向　閣下提供方案以選擇日後收取公司通訊文件(「公司通訊文件」)的形式，即本公司將予刊發以供其任何證券持有人參照或採取行動之任何文件，包括但不限於：

(甲)　年度報告；
(乙)　中期報告；
(丙)　會議通告；
(丁)　上市文件；
(戊)　通函；及
(己)　委任代表表格。

閣下可選擇：

(1)　瀏覽本公司網站刊載日後由本公司向股東發出之任何公司通訊文件(「網上版本」)，以代替印刷本，並收取公司通訊文件刊發通知印刷本；或
(2)　僅收取所有日後公司通訊文件的英文印刷本；或
(3)　僅收取所有日後公司通訊文件的中文印刷本；或
(4)　同時收取所有日後公司通訊文件的英文及中文印刷本。

為了積極響應環保及節省印刷及郵遞費用，本公司建議　閣下選擇收取網上版本。在行使上述選擇權時，請　閣下填妥本函所附回條並簽名，然後利用所提供的回郵信封，將回條交回本公司的香港股份登記分處香港中央證券登記有限公司(「香港股份登記分處」)，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室，以便轉交本公司。

倘若本公司於二零零八年十月九日前尚未收到　閣下的回條，及在　閣下按照有關法例及規則透過香港股份登記分處另行通知本公司前，則本公司將只向　閣下送交日後所有的公司通訊文件的中文版印刷本(假如　閣下登記於本公司股東名冊上的地址在香港並擁有中文姓名)。否則，本公司將只向　閣下送交日後所有的公司通訊文件的英文版印刷本。

閣下有權隨時透過香港股份登記分處給予本公司合理時間的書面通知，以更改收取公司通訊文件的語言版本及收取途徑之選擇。選擇以電子途徑收取日後公司通訊文件的股東，如因任何理由以致在收取或接收公司通訊文件上出現困難，只要提出要求，均可立即獲免費發送公司通訊文件的印刷本。

請注意：　閣下可提出要求向本公司或香港股份登記分處索取所有日後公司通訊文件的英文版及中文版印刷本；且所有日後的公司通訊文件亦會在本公司的網站http://ir.alibaba.com和香港交易及結算所有限公司的網址http://www.hkex.com.hk上刊載。

閣下如對本函有任何疑問，請致電本公司熱線(852) 2862 8555(辦公時間為星期一至五(香港公眾假期除外)上午9時正至下午6時正)。

此致

列位股東　台照

代表
阿里巴巴網絡有限公司
公司秘書
黃麗堅
謹啟

二零零八年九月十八日

附件

香港灣仔分域街18號捷利中心20樓
電話：(852) 2215 5100　傳真：(852) 2215 5200


Alibaba.com



September 18, 2008

Dear Shareholder(s),

Letter to existing shareholders
Election of language and means of receipt of corporate communications

The 2008 Interim Report of Alibaba.com Limited ("Company", stock code: 1688) has been prepared in both English and Chinese. Copies of the 2008 Interim Report prepared in a language different from that you have received are available from the Company or the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, upon request. The 2008 Interim Report is also available (in English and Chinese) on the website of the Company at http://ir.alibaba.com and on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.

Please note that you are entitled at any time to change your choice of language and means of receipt of all future corporate communications from the Company by giving reasonable prior notice in writing or simply completing the enclosed Change Request Form and returning it with the envelope provided to the Company's Hong Kong branch share registrar at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

In support of environmental protection and for the purpose of saving printing and mailing costs, we recommend you to select reading any corporate communication published on the Company's website.

Should you have any queries in relation to this letter, please call our hotline at (852) 2862 8555 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays.

Yours faithfully,
For and on behalf of
Alibaba.com Limited
Wong Lai Kin, Elsa
Company Secretary

Encl.

20/F., Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong
Tel: (852) 2215 5100 Fax: (852) 2215 5200





September 18, 2008

Dear Shareholder(s),

Letter to existing shareholders
Election of language and means of receipt of corporate communications

The 2008 Interim Report of Alibaba.com Limited ("Company", stock code: 1688) has been prepared in both English and Chinese. Copies of the 2008 Interim Report prepared in a language different from that you have received are available from the Company or the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, upon request. The 2008 Interim Report is also available (in English and Chinese) on the website of the Company at http://ir.alibaba.com and on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.

Please note that you are entitled at any time to change your choice of language and means of receipt of all future corporate communications from the Company by giving reasonable prior notice in writing or simply completing the enclosed Change Request Form and returning it with the envelope provided to the Company's Hong Kong branch share registrar at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

In support of environmental protection and for the purpose of saving printing and mailing costs, we recommend you to select reading any corporate communication published on the Company's website.

Should you have any queries in relation to this letter, please call our hotline at (852) 2862 8555 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays.

Yours faithfully,
For and on behalf of
Alibaba.com Limited
Wong Lai Kin, Elsa
Company Secretary

Encl.

20/F., Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong
Tel: (852) 2215 5100 Fax: (852) 2215 5200



敬啟者：

致現有股東的函件 – 選擇收取公司通訊文件的語言版本及途徑

阿里巴巴網絡有限公司(「本公司」，股份代號：1688)的2008年中期報告備有中文及英文版本。除　閣下已收到的版本外，閣下可向本公司或本公司的香港股份登記分處香港中央證券登記有限公司，要求索取以另一種語言編制的2008年中期報告。此外，　閣下亦可在本公司的網站http://ir.alibaba.com和香港交易及結算所有限公司的網址http://www.hkex.com.hk上閱覽該2008年中期報告(中文及英文版本)。

敬請注意：　閣下有權隨時事先發出合理時間的書面通知或填妥隨附的更改指示表格，以更改選擇日後收取公司通訊文件的語言版本及方式，並以隨附的信封寄回本公司的香港股份登記分處，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室。

為了積極響應環保和節省印刷及郵遞費用，本公司建議　閣下選擇瀏覽本公司網站刊載的任何公司通訊文件。

閣下如對本函有任何疑問，請致電本公司熱線(852) 2862 8555(辦公時間為星期一至五(香港公眾假期除外)上午9時正至下午6時正)。

此致

列位股東　台照

代表
阿里巴巴網絡有限公司
公司秘書
黃麗堅
謹啟

二零零八年九月十八日

附件

香港灣仔分域街18號捷利中心20樓
電話：(852) 2215 5100　傳真：(852) 2215 5200


Alibaba.com®

September 18, 2008

Dear Shareholder(s),

Notification of publication of 2008 Interim Report on the Company's website

The 2008 Interim Report of Alibaba.com Limited ("Company", stock code: 1688) is now available (in English and Chinese) on the website of the Company at http://ir.alibaba.com.

If you have any difficulty in receiving or gaining access to the 2008 Interim Report posted on the Company's website for any reason, we will promptly upon receipt of your notice send the printed form of the 2008 Interim Report to you free of charge. Please make your request by giving reasonable prior notice in writing to the Company. The aforesaid notice should be sent to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Should you have any queries in relation to this letter, please call our hotline at (852) 2862 8555 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays.

Yours faithfully,
For and on behalf of
Alibaba.com Limited
Wong Lai Kin, Elsa
Company Secretary

20/F., Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong
Tel: (852) 2215 5100 Fax: (852) 2215 5200



敬啟者：

2008年中期報告已於本公司網站登載之通知

閣下現可於阿里巴巴網絡有限公司(「本公司」，股份代號：1688)的網站http://ir.alibaba.com閱覽本公司之2008年中期報告(中文及英文版)。

倘 閣下因任何理由以致在收取或下載刊登於本公司網站的2008年中期報告上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費寄發2008年中期報告的印刷本。請 閣下就有關要求事先向本公司發出合理時間的書面通知，此通知須寄予本公司的香港股份登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室。

閣下如對本函有任何疑問，請致電本公司熱線(852) 2862 8555(辦公時間為星期一至五(香港公眾假期除外)上午9時正至下午6時正)。

此致

列位股東 台照

代表
阿里巴巴網絡有限公司
公司秘書
黃麗堅
謹啟

二零零八年九月十八日

香港灣仔分域街18號捷利中心20樓
電話：(852) 2215 5100 傳真：(852) 2215 5200


RECEIVED
2008 OCT 27 A 10: 21

Change Request Form 更改指示表格

To: ALIBABA.COM LIMITED ("Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor
Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致：阿里巴巴網絡有限公司
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the corporate communications of the Company ("Corporate Communications") as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件（"公司通訊文件"）：
(Please cross **ONLY ONE** of the following boxes)
（請從下列選擇中，僅在其中**一個空格**內劃上「×」號）

☐ read the **website version** of all future Corporate Communications published on the Company's website in place of receiving printed copies, and receive printed notification of the publication of Corporate Communications; **OR**
瀏覽在　貴公司網站發表之公司通訊文件**網上版本**，以代替印刷本、並收取公司通訊文件刊發通知印刷本；**或**

☐ to receive the **printed English version** of all future Corporate Communications ONLY; **OR**
僅收取日後公司通訊文件之**英文印刷本**；**或**

☐ to receive the **printed Chinese version** of all future Corporate Communications ONLY; **OR**
僅收取日後公司通訊文件之**中文印刷本**；**或**

☐ to receive **both printed English and Chinese versions** of all future Corporate Communications.
同時收取日後公司通訊文件之**英文及中文印刷本**。

Signature
簽名 ______________________________

Contact telephone number
聯絡電話號碼 ______________________________

Date
日期 ______________________________

Notes:
附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. If the Company does not receive this change request form by October 9, 2008, all future Corporate Communications will be sent out in the manner specified in the Company's announcement dated April 10, 2008.
倘若本公司於2008年10月9日仍未收到　閣下的更改指示表格，本公司將按2008年4月10日之本公司公告內所述之方式把公司通訊文件寄予　閣下。
3. By selection to read the website version of the Corporate Communications published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.
在選擇瀏覽在本公司網站發表之公司通訊文件網上版本以代替收取印刷本後，　閣下已明示同意放棄收取公司通訊文件印刷本的權利。
4. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this change request form in order to be valid.
如屬聯名股東，則本更改指示表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
上述指示適用於將來寄發予本公司股東之所有公司通訊文件，直至　閣下發出合理書面通知予本公司之香港股份登記及過戶分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室另作選擇為止。
6. All future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's Hong Kong branch share registrar upon request.
本公司或本公司香港股份登記及過戶分處將備有所有公司通訊文件之英、中文印刷本以供索閱。
7. Shareholders are entitled to change the choice of means of receipt or language of the Company's Corporate Communications at any time by reasonable notice in writing to the Company's Hong Kong branch share registrar.
股東有權隨時發出合理書面通知予本公司香港股份登記及過戶分處，要求更改收取公司通訊文件之語言版本及方式。

Reply Form 回條

To: ALIBABA.COM LIMITED ("Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor
Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致：阿里巴巴網絡有限公司
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the corporate communications of the Company ("Corporate Communications") as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件("公司通訊文件")：
(Please cross **ONLY ONE** of the following boxes)
(請從下列選擇中，**僅在其中一個空格**內劃上「×」號)

☐ read the **website version** of all future Corporate Communications published on the Company's website in place of receiving printed copies, and receive printed notification of the publication of Corporate Communications; **OR**
瀏覽在　貴公司網站發表之公司通訊文件**網上版本**，以代替印刷本，並收取公司通訊文件刊發通知印刷本；**或**

☐ to receive the **printed English version** of all future Corporate Communications ONLY; **OR**
僅收取日後公司通訊文件之**英文印刷本**；**或**

☐ to receive the **printed Chinese version** of all future Corporate Communications ONLY; **OR**
僅收取日後公司通訊文件之**中文印刷本**；**或**

☐ to receive **both printed English and Chinese versions** of all future Corporate Communications.
同時收取日後公司通訊文件之**英文及中文印刷本**。

Signature
簽名 ______________________________

Contact telephone number
聯絡電話號碼 ______________________________

Date
日期 ______________________________

Notes:
附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. If the Company does not receive this reply form by October 9, 2008, all future Corporate Communications will be sent out in the manner specified in the Company's letter dated September 18, 2008.
倘若本公司於2008年10月9日仍未收到　閣下的回條，本公司將按2008年9月18日之本公司函件內所述之方式把公司通訊文件寄予　閣下。
3. By selection to read the website version of the Corporate Communications published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.
在選擇瀏覽在本公司網站發表之公司通訊文件網上版本以代替收取印刷本後，　閣下已明示同意放棄收取公司通訊文件印刷本的權利。
4. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this reply form in order to be valid.
如屬聯名股東，則本回條須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
上述指示適用於將來寄發予本公司股東之所有公司通訊文件，直至　閣下發出合理書面通知予本公司之香港股份登記及過戶分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室另作選擇為止。
6. All future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's Hong Kong branch share registrar upon request.
本公司或本公司香港股份登記及過戶分處將備有所有公司通訊文件之英、中文印刷本以供索閱。
7. Shareholders are entitled to change the choice of means of receipt or language of the Company's Corporate Communications at any time by reasonable notice in writing to the Company's Hong Kong branch share registrar.
股東有權隨時發出合理書面通知予本公司香港股份登記及過戶分處，要求更改收取公司通訊文件之語言版本及方式。


END